                                                           File No. 333-07471

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM S-6


             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
              SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2

A. Exact name of trust:  Separate Account VL I

B. Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C. Complete address of depositor's principal executive offices:

   P.O. Box 2999
   Hartford, CT  06104-2999

D. Name and complete address of agent for service:


   Margaret E. Hankard, Esq.
   ITT Hartford Life Insurance Companies
   P.O. Box 2999
   Hartford, CT 06104-2999

E. Title and amount of securities being registered:


   Flexible premium variable life insurance policies. Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

   Not yet determined.

G. Amount of filing fee:  Paid

H. Approximate date of proposed public offering:

   As soon as practicable after the effective date of this registration statement.

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
    1.                           Cover page

    2.                           Cover page

    3.                           Not applicable

    4.                           The Company; Distribution of the Policies

    5.                           Summary - Separate Account VL I; Separate
                                 Account VL I - General

    6.                           Separate Account VL I - General

    7.                           Not required by Form S-6

    8.                           Not required by Form S-6

    9.                           Legal Proceedings

    10. Summary; Separate Account VL I - Funds; The Policy - Application for a Policy; Detailed Description of Policy Benefits and Provisions; Other Matters - Voting Rights, Dividends

    11.                          Summary; Separate Account VL I - Funds

    12.                          Summary; Separate Account VL I - Funds

    13.                          Deductions and Charges from the Account Value;
                                 Distribution of the Policies; Federal Tax
                                 Considerations

    14. Detailed Description of Policy Benefits and Provisions - Application for a Policy

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
    15.                          Detailed Description of Policy Benefits and
                                 Provisions - Allocation of Premium Payments

    16. Separate Account VL I - Funds; Detailed Description of Policy Benefits and Provisions - Allocation of Premium Payments

    17. Summary; Detailed Description of Policy Benefits and Provisions - Cash Value and Amount Payable on Surrender of the Policy, The Right to Examine or Exchange the Policy and Surrender/Continuation Options.

    18. Separate Account VL I - Funds; Deduction and Charges from the Account Value; Federal Tax Considerations

    19.                          Other Matters - Statements to Policy Owners

    20.                          Not applicable

    21.                          Detailed Description of Policy Benefits and
                                 Provisions - Policy Loans

    22.                          Not applicable

    23.                          Safekeeping of the Separate Account Assets

    24.                          Other Matters - Assignment

    25.                          The Company

    26.                          Not applicable

    27.                          The Company

    28.                          The Company; Management

    29.                          The Company

    30.                          Not applicable

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
     31.                         Not applicable

     32.                         Not applicable

     33.                         Not applicable

     34.                         Not applicable

     35.                         Distribution of the Policies

     36.                         Not required by Form S-6

     37.                         Not applicable

     38.                         Distribution of the Policies

     39.                         The Company; Distribution of the Policies

     40.                         Not applicable

     41.                         The Company; Distribution of the Policies

     42.                         Not applicable

     43.                         Not applicable

     44. Detailed Description of Policy Benefits and Provisions - Allocation of Premium Payments

     45.                         Not applicable

     46.                         Detailed Description of Policy Benefits and
                                 Provision - Cash Value

     47.                         Separate Account VL I - Funds

     48.                         Cover page; The Company

     49.                         Not applicable

ITEM NO. OF
FORM N-8B-2                      CAPTION IN PROSPECTUS
-----------                      ---------------------
    50.                          Separate Account VL I - General

    51. Summary; The Company; Detailed Description of Policy Benefits and Provisions; Other Matters - Beneficiary

    52.                          Separate Account VL I - Funds, Investment
                                 Advisers

    53.                          Federal Tax Considerations

    54.                          Not applicable

    55.                          Not applicable

    56.                          Not required by Form S-6

    57.                          Not required by Form S-6

    58.                          Not required by Form S-6

    59.                          Not required by Form S-6

                          STAG VARIABLE LIFE ARTISAN
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                   POLICIES
                    ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                    COMPANY
                                 P.O. BOX 2999
                       HARTFORD, CONNECTICUT 06104-2999
   [LOGO]                  TELEPHONE: 1-800-231-5453

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable life insurance policy (the "Policy") offered by ITT Hartford Life and Annuity Insurance Company ("ITT Hartford") to applicants generally between ages 0 and 80. The Policy allows considerable flexibility in selecting the timing and amount of premium payments for the chosen amount of Death Benefit.

The Policy provides for a Death Benefit payable at the death of the Insured. The Policy Owner may select one of three Death Benefit Options; a level amount equal to the Face Amount ("Option A"), a variable amount equal to the Face Amount plus the Account Value ("Option B"), or an increasing amount equal to the Face Amount plus a return of premium ("Option C"). The required minimum initial Face Amount is generally $25,000.

Under all three options, the Policy has Account Values which increase with the payment of each premium and which decrease to reflect fees and charges made by ITT Hartford. These fees and charges vary depending on such factors as the Face Amount, the age of the Insured and the level of the premium paid. The Account Value of a Policy will fluctuate to reflect the investment experience of the Funds to which the premium payment(s) has been allocated. The Policy Owner bears the investment risk for all amounts so allocated.

If a Policy is surrendered during the first two Policy Years, the Cash Surrender Value may be adjusted upward to reflect a reduced Surrender Charge.

There is no guaranteed minimum Account Value for a Policy. However, if the Death Benefit guarantee is in effect (see "Death Benefit" on page 12), the Policy will not lapse due to poor investment performance.

The initial premium will be allocated to Hartford Money Market Sub-Account and after the Right to Examine Period has expired, to one or more of the Sub-Accounts or to the Fixed Account as specified in the Policy Owner's application. The Funds underlying the Sub-Accounts presently are: Hartford Advisers Fund, Inc., Hartford Bond Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc. managed by Hartford Investment Management Company (the "Hartford Funds"); PCM Diversified Income Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunities Fund, PCM Global Asset Allocation Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund managed by Putnam Investment Management, Inc. (the "Putnam Funds"); and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio (the "Fidelity Funds") managed by Fidelity Management & Research Company.

--------------------------------------------------------------------------------

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
--------------------------------------------------------------------------------

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

               The date of this Prospectus is             , 1996

2                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    4
 SUMMARY...............................................................    6
 DETAILED DESCRIPTION OF POLICY BENEFITS AND PROVISIONS................    9
   General.............................................................    9
   Premium.............................................................    9
     Premium Payment Flexibility.......................................    9
     Allocation of Premium Payments....................................    9
     Accumulation Units................................................   10
     Accumulation Unit Values..........................................   10
     Premium Limitation................................................   10
   Account Values......................................................   10
     Amount Payable on Surrender of the Policy.........................   10
     Sales Load Refund.................................................   10
     Withdrawals.......................................................   11
   Transfers of Account Value..........................................   11
     Amount and Frequency of Transfers.................................   11
     Transfers to or from Sub-Accounts.................................   11
     Transfers from the Fixed Account..................................   11
   Policy Loans........................................................   11
     Preferred Loan....................................................   11
     Loan Interest.....................................................   12
     Credited Interest.................................................   12
     Loan Repayments...................................................   12
     Termination Due to Excessive Indebtedness.........................   12
     Effect of Loans on Account Value..................................   12
   Death Benefit.......................................................   12
     Death Benefit Options.............................................   12
     Option Change.....................................................   12
     Death Benefit Guarantee...........................................   12
     Minimum Death Benefit.............................................   13
     Increases and Decreases in Face Amount............................   13
   Benefits at Maturity................................................   13
   Lapse and Reinstatement.............................................   13
     Policy Lapse and Grace Period.....................................   13
     Death Benefit Guarantee Default and Grace Period..................   14
     Reinstatement.....................................................   14
   The Right to Examine or Exchange the Policy.........................   14
   Withdrawal..........................................................   14
     Administrative Expense Surrender Charge...........................   14
     Sales Surrender Charge............................................   15
   Valuation of Payments and Transfers.................................   15
   Application for a Policy............................................   15
   Reduced Charges for Eligible Groups.................................   15
   Deductions from the Premium.........................................   15
     Premium Tax Charge and Federal Tax Charge.........................   16
     Front End Sales Load..............................................   16
     Examples of Front End Sales Loads/Impact of Refund of Sales
      Load.............................................................   16
   Deductions and Charges from the Account Value.......................   17
     Monthly Deduction Amounts.........................................   17
     Charges Against the Funds.........................................   18
     Taxes.............................................................   19
 THE COMPANY...........................................................   19

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
 SEPARATE ACCOUNT VL I.................................................   19
   General.............................................................   19
   Funds...............................................................   20
     Hartford Funds....................................................   20
     Putnam Funds......................................................   20
     Fidelity Funds....................................................   21
     Investment Adviser................................................   22
       Hartford Funds..................................................   22
       Putnam Funds....................................................   22
       Fidelity Funds..................................................   22
 THE FIXED ACCOUNT.....................................................   22
 OTHER MATTERS.........................................................   23
   Voting Rights.......................................................   23
   Statements to Policy Owners.........................................   23
   Limit on Right to Contest...........................................   24
   Misstatement as to Age..............................................   24
   Payment Options.....................................................   24
   Beneficiary.........................................................   24
   Assignment..........................................................   24
   Dividends...........................................................   24
 SUPPLEMENTAL BENEFITS.................................................   25
   Maturity Date Extension Rider.......................................   25
   Term Insurance Rider................................................   25
   Deduction Amount Waiver Rider.......................................   25
   Waiver of Specified Amount Disability Benefit Rider.................   25
   Accidental Death Benefit Rider......................................   25
 EXECUTIVE OFFICERS AND DIRECTORS......................................   25
 DISTRIBUTION OF THE POLICY............................................   27
 SAFEKEEPING OF SEPARATE ACCOUNT VL I'S ASSETS.........................   27
 FEDERAL TAX CONSIDERATIONS............................................   27
   General.............................................................   27
   Taxation of ITT Hartford and the Separate Account...................   27
   Income Taxation of Contract Benefits................................   27
   Modified Endowment Contracts........................................   28
   Estate and Generation Skipping Taxes................................   28
   Diversification Requirements........................................   28
   Ownership of Assets in the Separate Account.........................   29
   Life Insurance Purchased for Use in Split Dollar Arrangements.......   29
   Federal Income Tax Withholding......................................   29
   Non-Individual Ownership of Contracts...............................   29
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   29
   Other Tax Considerations............................................   29
 LEGAL PROCEEDINGS.....................................................   30
 LEGAL MATTERS.........................................................   30
 EXPERTS...............................................................   30
 REGISTRATION STATEMENT................................................   30
 APPENDIX A -- ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
   SURRENDER VALUES....................................................   31
 FINANCIAL STATEMENTS..................................................

                 THE POLICY MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: An amount used to determine certain Policy benefits and charges equal to the total of all amounts in the Fixed Account, the Loan Account and the Sub-Accounts.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness.

CASH VALUE: The Account Value less any applicable Surrender Charges.

CODE: The Internal Revenue Code of 1986, as amended.

COST OF INSURANCE: An amount deducted as part of the Monthly Deduction Amount to help cover ITT Hartford's anticipated mortality costs and other expenses.

CUMULATIVE DEATH BENEFIT GUARANTEE PREMIUM: The premium required to maintain the Death Benefit guarantee.

DATE OF ISSUE: The date from which the Suicide and Incontestability provisions are measured.

DEATH BENEFIT: On the Policy Date, the Death Benefit equals the Face Amount. Thereafter, it may change in accordance with the terms of the Death Benefit Option provision, the Minimum Death Benefit provision, the Death Benefit Guarantee provision and the Withdrawals provision.

DEATH BENEFIT GUARANTEE PREMIUM: The amount of monthly premium shown in the Policy's specifications page required to keep the Death Benefit guarantee available and used to calculate the Cumulative Death Benefit Guarantee Premium.

DEATH BENEFIT OPTION: The Death Benefit Option in effect determines how the Death Benefit is calculated. The three Death Benefit Options provided are described in the Death Benefit section of this Prospectus.

DEATH PROCEEDS: The amount which We will pay on the death of the Insured. This amount equals the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period.

FACE AMOUNT: On the Policy Date, the Face Amount equals the initial Face Amount. The Face Amount may be increased or decreased, in accordance with the terms of the Policy.

FIXED ACCOUNT: Portion of Account Value invested in the General Account of ITT Hartford.

FIXED ACCOUNT MINIMUM CREDITED RATE: The minimum rate credited to amounts allocated to the Fixed Account.

FUNDS: The registered open-end management investment companies in which assets of the Separate Account may be invested.

GRACE PERIOD: The 61 day period between the day Your policy goes into default and the day on which Your policy terminates.

GENERAL ACCOUNT: All assets of ITT Hartford other than those allocated to its separate accounts.

IN WRITING: In a written form satisfactory to Us.

INDEBTEDNESS: All loans taken on the Policy, plus any interest due or accrued minus any loan repayments.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: As of the Policy Date, the age of the Insured's on his/her last birthday.

ITT HARTFORD: ITT Hartford Life and Annuity Insurance Company.

LOAN ACCOUNT: An account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. Amounts are held as collateral and are credited with interest at the Fixed Account Minimum Credited Rate. Amounts are not subject to the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The Policy Date and the same date in each succeeding month as the Policy Date except that, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: The charges deducted from the Account Value on the Monthly Activity Date.

NATIONAL SERVICE CENTER: Located in Minneapolis, Minnesota.

NET PREMIUM: The amount of premium credited to the Account Value. It is the premium paid minus any deductions from premium.

OPTION C LIMIT: The maximum amount that will be returned in addition to the Face Amount under the Option C (Return of Premium) Death Benefit. See the Policy's
specifications page   .

PLANNED PREMIUM: The amount of premium that You intend to pay as indicated on
the application and shown on the Policy's specifications page   .

POLICY: A flexible premium variable life insurance policy issued by ITT Hartford, as described in this Prospectus.

POLICY ANNIVERSARY: An anniversary of the Policy Date.

POLICY DATE: The date from which Policy Anniversaries and Policy Years are determined.

POLICY OWNER: The person having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS: Annual periods computed from the Policy Date.

PREFERRED LOAN: A portion of the Indebtedness on which a lower interest rate is charged.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                5
--------------------------------------------------------------------------------

PRO RATA BASIS: An allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SCHEDULED MATURITY DATE: The date on which the Policy will mature, unless extended by rider.

SEPARATE ACCOUNT: An account established by ITT Hartford to separate the assets funding the Policy from other assets of ITT Hartford; in this case, "Separate Account VL I."

SUB-ACCOUNT: The subdivisions of the Separate Account.

SURRENDER CHARGE: A charge that may be assessed if the Face Amount is decreased or You surrender the Policy.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

YOU, YOUR: The Owner of the Policy.

WE, US, OUR: ITT Hartford Life and Annuity Insurance Company.

6                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                                    SUMMARY
                                   THE POLICY

    The flexible premium variable life insurance Policy offered by this Prospectus are funded by a Fixed Account and Separate Account VL I, a separate account established by ITT Hartford pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. Separate Account VL I is presently comprised of twenty-two sub-accounts (the "Sub-Accounts" and each individually a "Sub-Account"), each of which invests exclusively in one of the underlying Funds. If an initial premium is submitted with an application for a Policy, it will be allocated to the Hartford Money Market Sub-Account. At a later date, the values in the Hartford Money Market Sub-Account will be allocated to one or more of the Sub-Accounts or the Fixed Account as specified in the Policy Owner's application. This later date is the latest of: (1) 45 days after the application is signed; (2) 10 days after We mail or personally deliver a Notice of Withdrawal Right; (3) 10 days after We receive the premium; and (4) the date We receive the final requirement to put the Policy in force. The Policy is credited with units ("Accumulation Units") in each selected Sub-Account, the assets of which are invested in the applicable Fund. A Policy Owner may transfer the funds among the Sub-Accounts and the Fixed Account subject to a transfer charge. See "Transfers of Account Value" of Detailed Description of Policy Benefits and Provisions, page 11.

    The Policy is first and foremost a life insurance policy with death benefits, cash values, and other features traditionally associated with life insurance. The Policy is called "flexible premium" because, once the desired level and pattern of death benefits have been determined, you have considerable flexibility in choosing the timing and amount of premium to be paid. The Policy is called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Account Value will, and the Death Benefit may, increase or decrease depending on the investment experience of the Funds to which the premium payment(s) has been allocated.
                             POLICY DESIGN OPTIONS

    The Policy is designed to be flexible to give You the ability to select options that are tailor-made for Your specific life insurance needs.

    The Policy design options fall into three major categories:

1. Death Benefit Options -- These allow You to select various levels and patterns of Death Benefits.

2. Investment Options -- Currently, the Policy offers twenty-two investment options from which to choose. You can allocate Your Account Value among up to nine of these options. (ITT Hartford reserves the right to increase the number of allocable investment options to more than nine.) These include the twenty-two variable Sub-Accounts and the Fixed Account.

3. Premium Options -- You have the flexibility to choose, within limits, the amount of and frequency of premium payments.
                                 DEATH BENEFIT

    The Policy features three Death Benefit Options. The Death Benefit can be level and equal to the Face Amount ("Option A"), fluctuate and equal the Face Amount plus Return of Account Value ("Option B") or increase and equal the Face Amount plus the sum of premium paid, subject to the Option C Limit ("Option C"). At the death of the Insured, We will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period. See "Detailed Description of Policy Benefits and Provision -- Death Benefit," page 12.
                                    PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premium. Prior to issue, You choose a Planned Premium, within a range determined by ITT Hartford based on the Face Amount and sex of the Insured (except where unisex rates apply), Issue Age and risk classification.

    The Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts or the Death Benefit guarantee is available. See "Lapse and Reinstatement", page 13.

    The minimum premium is $50. We reserve the right to refund the excess premium that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code of 1986, as amended. We reserve the right to require evidence of insurability for any premium that results in an increase in the Death Benefit greater than the amount of the premium. Any premium in excess of $1,000,000 is subject to ITT Hartford's approval.

    There are circumstances, usually if a Policy Owner wants to prefund future benefits in seven years or less, when the Policy may become a Modified Endowment Contract under federal tax law. If it does, loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. You

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                7
--------------------------------------------------------------------------------

are advised to consult a qualified tax adviser before taking steps that may affect whether the Policy becomes a Modified Endowment Contract. See "Federal Tax Considerations, Modified Endowment Contracts" for a discussion of the "seven pay test", page 28.
                             SEPARATE ACCOUNT VL I

    Separate Account VL I is a separate account established by ITT Hartford pursuant to the insurance laws of the State of Connecticut and organized as a registered unit investment trust under the Investment Company Act of 1940. Separate Account VL I meets the definition of "separate account" under federal securities law. Separate Account VL I is comprised of Sub-Accounts, each of which invests exclusively in one of the Funds. Each Hartford Fund is organized as a corporation under the laws of the State of Maryland and is a diversified open-end management investment company registered under the Investment Company Act of 1940. The Putnam Funds are organized as Putnam Capital Manager Trust, a Massachusetts business trust organized on September 24, 1987, and is an open-end, series investment company with multiple portfolios or funds registered under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund, organized on November 13, 1981. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II, organized on March 21, 1988. Registration under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies by the Commission. The shares of the Funds are sold to Separate Account VL I and to other separate accounts of ITT Hartford or its affiliates which fund similar annuity or life insurance products.
    Currently, the Funds are Hartford Advisers Fund, Inc., Hartford Bond Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc.; PCM Diversified Income Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunities Fund, PCM Global Asset Allocation Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund; and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio. Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Policy. The investment objectives of each of the Funds are as set forth in "Separate Account VL I," page 19.

    The investment adviser for the Hartford Funds is The Hartford Investment Management Company, a wholly-owned subsidiary of Hartford Life Insurance Company. The Hartford Investment Management Company retains a sub-investment adviser with respect to some of the Funds. The Putnam Funds are advised by Putnam Investment Management, Inc., a subsidiary of The Putnam Investments, Inc. The Fidelity Funds are managed by Fidelity Management & Research Company. See "Separate Account VL I," page 19.
                                 FIXED ACCOUNT

    Premium payments and Account Values allocated to the Fixed Account become part of the general assets of ITT Hartford. ITT Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.
                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the premium to the Account Value, a deduction as a percentage of premium is made for the premium tax and federal tax charge and front-end sales load. The amount of each premium allocated to the Account Value is Your Net Premium.
                   PREMIUM TAX CHARGE AND FEDERAL TAX CHARGE

    We deduct, as a premium tax charge, a percentage of each premium to cover premium-based taxes assessed against ITT Hartford by a state or other governmental entity. This percentage will vary depending on the tax rates in effect there and is based on the actual tax imposed. The range is generally between 0% and 3.5%.

    We also deduct a current charge of 1.25% of each premium for federal taxes imposed under Section 848 of the Code.
                              FRONT-END SALES LOAD

    The front-end sales load is a charge deducted from each premium payment. The current and maximum front-end sales load for premium is 5.0% in the first Policy Year and 2.0% in Policy Years 2 through 10. After Policy Year 10, the front-end sales load is currently 0%. We reserve the right to charge a maximum of 2.0%.
                 DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE

    On each Monthly Activity Date, We will subtract the Monthly Deduction Amount from Your Account Value. This will be taken on a Pro Rata Basis from the Fixed Account and Sub-Accounts. The Monthly Deduction Amount equals:

1.  the Cost of Insurance; plus

2.  the Monthly Administrative Charge; plus

8                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

3.  the Mortality and Expense Risk Charge; plus
4.  the charges for additional benefits provided by rider, if any.

    ITT Hartford may also set up a provision for income taxes against the assets of Separate Account VL I. See "Deductions and Charges from the Account Value," page 17 and "Federal Tax Considerations," page 27.

    Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.
                                 ACCOUNT VALUE

    As with many other types of insurance policies, each Policy will have an Account Value. The Account Value of a Policy will increase to reflect interest credited to the Fixed Account and Loan Account (when applicable) and any premium payments. The Account Value of a Policy will decrease to reflect deductions for the Monthly Deduction Amount and any withdrawals. The Account Value of a Policy will vary to reflect the investment experience of the underlying Funds. There is no minimum guaranteed Account Value and the Policy Owner bears the risk of the investment in the Funds. However, if the Death Benefit guarantee is available, the Policy will not lapse due to poor investment performance. See "Detailed Description of the Policy Benefits and Provisions -- Account Values," page 10.
                                  POLICY LOAN
    A Policy Owner may obtain a cash loan from ITT Hartford. The loan is secured by the Policy. At the time a loan is requested, the Indebtedness (including the currently applied for loan) may not exceed the Cash Surrender Value. See "Detailed Description of Policy Benefits and Provisions -- Policy Loans," page 11.
                           CHARGES AGAINST THE FUNDS

    Separate Account VL I purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative and other expenses already deducted from the assets of the Funds. These charges are described herein. See Charges Against the Funds, page 18.

    The following table shows total fund operating expenses in 1995 for the
Funds:

                                                       TOTAL FUND
                             MANAGEMENT      OTHER     OPERATING
FUND NAME                       FEES       EXPENSES     EXPENSES
---------------------------  -----------   ---------   ----------
Hartford Advisers Fund.....  0.625%        0.021%      0.646%
Hartford Capital
 Appreciation Fund.........  0.655%        0.021%      0.676%
Hartford Bond Fund.........  0.497%        0.028%      0.525%
Hartford Dividend and
 Growth Fund...............  0.750%        0.023%      0.773%

                                                       TOTAL FUND
                             MANAGEMENT      OTHER     OPERATING
FUND NAME                       FEES       EXPENSES     EXPENSES
---------------------------  -----------   ---------   ----------
Hartford Index Fund........  0.375%        0.014%      0.389%
Hartford International
 Opportunities Fund........  0.713%        0.147%      0.860%
Hartford Mortgage
 Securities Fund...........  0.425%        0.041%      0.466%
Hartford Stock Fund........  0.455%        0.020%      0.475%
HVA Money Market Fund......  0.421%        0.025%      0.446%
PCM Diversified Income
 Fund......................  0.70%         0.15%       0.85%
PCM Global Asset Allocation
 Fund......................  0.70%         0.14%       0.84%
PCM Global Growth Fund.....  0.60%         0.15%       0.75%
PCM Growth and Income
 Fund......................  0.52%         0.05%       0.57%
PCM High Yield Fund........  0.70%         0.09%       0.79%
PCM Money Market Fund......  0.45%         0.12%       0.57%
PCM New Opportunities
 Fund......................  0.70%         0.14%       0.84%
PCM US Gov't and High
 Quality Bond Fund.........  0.61%         0.09%       0.70%
PCM Utilities Growth and
 Income Fund (1)...........  0.70%         0.08%       0.78%
PCM Voyager Fund...........  0.62%         0.06%       0.68%
Fidelity Equity-Income
 Portfolio.................  0.51%         0.10%       0.61%
Fidelity Overseas
 Portfolio(2)..............  0.76%         0.15%       0.91%
Fidelity Asset Manager
 Portfolio(2)..............  0.71%         0.08%       0.79%


------------------------------

(1) On July 11, 1996, shareholders of PCM Utilities Growth and Income Fund approved an increase in the fees payable to Putnam Management under the management contract. The management fees and total expenses showed in the table have been restated to reflect the increase. Actual management fees and total expenses were 0.60% and 0.68%, respectively.


(2) FMR has voluntarily agreed to temporarily limit the Fidelity Overseas Portfolio's expenses (as a percentage of the fund's average net assets) to 1.50%.

(3) The expenses for the Fidelity Asset Manager Portfolio were reduced by use of a portion of the brokerage commissions paid by the Fund. Without this reduction, the Total Fund Operating Expenses would have been 0.81%. There is no guarantee that any fee waivers and/or expense reimbursements will continue in the future.

                  THE RIGHT TO EXAMINE OR EXCHANGE THE POLICY

    An applicant has a limited right to return his or her Policy for cancellation. If the applicant returns the Policy within: (1) ten days after delivery of the Policy; (2) ten days after We mail or personally deliver a Notice of Withdrawal Right; or (3) 45 days after completion of the application, whichever is latest (subject to applicable state regulation), ITT Hartford will return to the applicant, within seven days thereafter, the greater of the premium paid, less any Indebtedness, or the sum of (1) the Account Value, less any Indebtedness, on the date the returned Policy is received by ITT Hartford or its agent and (2) any deductions under Policy or by the Funds for taxes, charges or fees.

    In addition, once the Policy is in effect it may be exchanged during the first 24 months after its Date of Issue for a non-variable life insurance policy offered by Us on the life of the Insured without submitting proof of insurability.
                                   SURRENDER

    At any time prior to the Scheduled Maturity Date, provided the Policy has a Cash Surrender Value, you may

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                9
--------------------------------------------------------------------------------

surrender the Policy. During the first fifteen (15) Policy Years, a Surrender Charge will apply. The Surrender Charge consists of two component charges: administrative expenses surrender charge and a sales surrender charge. See "Detailed Description of Policy Benefits and Provisions," and "Withdrawals", pages 9 and 11.
                                TAX CONSEQUENCES

    The current federal tax law generally excludes all death benefit payments from the gross income of the Policy Beneficiary. See "Federal Tax
Considerations," page 27.
             DETAILED DESCRIPTION OF POLICY BENEFITS AND PROVISIONS
                                    GENERAL

    This Prospectus describes a flexible premium variable life insurance policy that has considerable flexibility in selecting the timing and amount of premium payments.
                                    PREMIUM

PREMIUM PAYMENT FLEXIBILITY

    You have considerable flexibility as to when and in what amounts You pay premium.

    Prior to issue, You can choose a Planned Premium, within a range determined by ITT Hartford based on the Face Amount and the Insured's sex (except where unisex rates apply), Issue Age and risk classification. We will send You premium notices for Planned Premium. The notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium automatically deducted from Your checking account on a monthly basis. The Planned Premium and payment mode You selected are shown on the Policy's specifications page. You may change the Planned Premium at any time, subject to Our minimum amount rules then in effect.

    The Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts or the Death Benefit guarantee is available. See also "Lapse and Reinstatement" on page 13 for more details.

ALLOCATION OF PREMIUM PAYMENTS

    The initial Net Premium will be allocated to the Hartford Money Market Sub-Account on the later of the Policy Date or the date We receive the premium.

    The value in this Hartford Money Market Sub-Account will then be allocated to the Fixed Account and Sub-Accounts according to the premium allocation specified in the application on the latest of: (1) 45 days after the application is signed; (2) ten days after We receive the premium; (3) ten days after We mail or personally deliver a Notice of Withdrawal Right; and (4) the date We receive the final requirement to put the Policy in force ("free-look end date").

    Any additional Net Premium received prior to the free-look end date will be allocated to the Hartford Money Market Sub-Account.

    You may change Your premium allocation In Writing. Portions allocated to the Fixed Account and Sub-Accounts must be whole percentages. Subsequent Net Premium will be allocated to the Fixed Account and Sub-Accounts according to Your most recent instructions, subject to the following. Currently, the Account Value may be allocated to no more than nine Sub-Accounts. ITT Hartford reserves the right to increase the number of allocable investment options beyond nine. If We receive a premium and Your most recent allocation instructions would violate this requirement, We will allocate the Net Premium to the Fixed Account and Sub-Accounts on a Pro-Rata basis.

    You will receive several different types of notification as to what Your current premium allocation is. The initial allocation chosen by the Policy Owner is shown in the Policy. Each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each quarterly statement summarizes the current premium allocation in effect for that Policy.

ACCUMULATION UNITS

    Net Premium allocated to the Sub-Accounts are used to credit Accumulation Units to those Sub-Accounts.

    The number of Accumulation Units in each Sub-Account to be credited to a Policy, including the initial allocation to Hartford Money Market Sub-Account and the amount credited to the Fixed Account, will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Fixed Account or Sub-Account. Each portion to be invested in a Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund. It will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain

10                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

    All valuations in connection with a Policy, e.g., with respect to determining Account Value, in connection with Policy loans, or in calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium payment, other than the initial premium payment, will be made on the date the request or payment is received by ITT Hartford at the National Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

PREMIUM LIMITATION

    If a premium is received which would cause the Policy to fail to meet the definition of a life insurance contract in accordance with the Internal Revenue Code, We reserve the right to refund the excess premium. We will refund such premium and interest thereon within 60 days after the end of a Policy Year.

    We reserve the right to require evidence of insurability for any premium that results in an increase in the Death Benefit greater than the amount of the premium.

    The minimum subsequent premium is $50.00. Any premium in excess of $1,000,000 is subject to ITT Hartford's approval.
                                 ACCOUNT VALUES

    The Policy will have an Account Value. There is no minimum guaranteed Account Value. The Account Value of a Policy changes on a daily basis and will be computed on each Valuation Day. The Account Value of a Policy will increase to reflect interest credited to the Fixed Account and Loan Account (when applicable) and any premium payments. The Account Value will decrease to reflect deductions for the Monthly Deduction Amount and any withdrawals. The Account Value will vary to reflect the investment experience of the underlying Funds.

    The Account Value of a particular Policy is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which premium payments on the Policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Sub-Account as of the Valuation Day by the current Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts. The Account Value equals the Account Value in the Sub-Accounts plus the value of the Fixed and Loan Accounts. The Cash Value equals the Account Value less any applicable Surrender Charges. The Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," page 10.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY

    As long as the Policy is in effect, a Policy Owner may elect, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day ITT Hartford receives the Policy Owner's written request or the date requested by the Policy Owner, whichever is later. The Cash Surrender Value equals the Cash Value less any Indebtedness. The Policy will terminate on the date of receipt of the written request, or the date the Policy Owner requests the surrender to be effective, whichever is later.

SALES LOAD REFUND

    If a Policy is surrendered during the first two Policy Years, the Cash Surrender Value may be adjusted upward to reflect a reduced Surrender Charge. For purposes of this Policy, the reduction in Surrender Charge will be equal to the excess, if any, of the sum of the actual front-end sales load and Sales Surrender Charge to date over the sum of 30% of payments in aggregate amount less than or equal to one Guideline Annual Premium plus 10% of payments in aggregate amount greater than one Guideline Annual Premium but not more than two Guideline Annual Premiums.

    For purposes of this Policy, "Guideline Annual Premium" means the level annual premium payment necessary to provide the future benefits under the Policy through maturity, based on certain assumptions specified under the Federal Securities laws. These assumptions include mortality charges based on the 1980 CSO Table, an assumed annual net rate of return of 5% per year, and deduction of the fees and charges specified in the Policy. The Guideline Annual Premium is only used in limiting front-end sales loads and Sales Surrender Charges.

WITHDRAWALS

    One withdrawal is allowed each calendar month. The minimum withdrawal allowed is $500. The maximum withdrawal is the Cash Surrender Value, less $1,000. If the Death Benefit Option then in effect is Option A or Option C, the Face Amount is decreased by an amount equal to the reduction in the Account Value resulting from the withdrawal. The minimum Face Amount required after a withdrawal is subject to Our rules then in effect. Unless specified otherwise, the withdrawal will be deducted on a Pro Rata Basis from the Fixed Account and the Sub-Accounts. Currently, ITT Hartford does not impose a withdrawal charge. However, ITT Hartford reserves the right to impose a withdrawal charge of up to $10.00.

    In addition, a Surrender Charge will be deducted from the Account Value equal to the proportion of the current

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               11
--------------------------------------------------------------------------------

Surrender Charge represented by the amount of the withdrawal to the Account Value immediately prior to the withdrawal.

    Any decrease in the Face Amount resulting from a withdrawal may result in a partial Surrender Charge. See "Increases and Decreases in Face Amount", page 13.
                           TRANSFERS OF ACCOUNT VALUE

AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Policy is in effect, You may transfer amounts among the Fixed Account and Sub-Accounts. Transfers may be made by written request or by calling toll free 1-800-231-5453. Transfers by telephone may be made by the agent of record or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of ITT Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, We may be liable for any losses due to unauthorized or fraudulent instructions. The procedures We follow for transactions initiated by telephone include requirements that callers provide certain identifying information for themselves (if not the Policy Owner) and the Policy Owner. All transfer instructions by telephone are tape recorded.

    The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect.

    Currently there are no restrictions on transfers other than those described below. There is no charge currently for the first transfer in any calendar month. Each transfer in excess of one per calendar month is subject to a Transfer Charge of up to $25.

    We reserve the right at a future date to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers.

TRANSFERS TO OR FROM SUB-ACCOUNTS

    You may request to transfer some or all of your Account Value between the Sub-Accounts. When You request a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer was made will be reduced and the number of Accumulation Units credited to the Sub-Account you requested will be increased.

    The amount of the increase or decrease will be determined by dividing:

1.  the amount transferred by,

2. the Accumulation Unit Value for the respective Sub-Account determined as of the next Valuation Day after We receive your transfer request.

TRANSFERS FROM THE FIXED ACCOUNT

    In addition to the conditions above, transfers from the Fixed Account are subject to the following:

1. the transfer must occur during the 30-day period following each Policy Anniversary; and

2. if the Accumulated Value in Your Fixed Account exceeds $1,000, the amount transferred in any Policy Year may be no larger than 25% of the Accumulated Value in the Fixed Account on the date of transfer. We reserve the right to modify the restrictions on transfers from the Fixed Account.
                                  POLICY LOANS

    As long as the Policy is in effect, a Policy Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash loan from ITT Hartford. The total Indebtedness at the time of the new loan (including the accrued interest on prior loans plus the currently applied for loan) may not exceed the Cash Surrender Value. The minimum loan amount is $500.00.

    The amount of each loan will be transferred on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Indebtedness remains fully secured by the Account Value.

PREFERRED LOAN

    If, at any time after the tenth Policy Anniversary, the Account Value exceeds the total of all premium paid since issue, a Preferred Loan is available. The amount available for a Preferred Loan is the amount by which the Account Value exceeds total premium paid. The amount of the Loan Account which equals a Preferred Loan will be credited with interest at a rate equal to the Fixed Account Minimum Credited Rate. The amount of Indebtedness that qualifies as a Preferred Loan is determined on each Monthly Activity Date. A lower interest is charged to Preferred Loans than to the rest of your Indebtedness, if any.

12                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

LOAN INTEREST

    Interest will accrue on Indebtedness on a daily basis. The table below shows the interest rate We will charge on Your Indebtedness.

                                                    FIXED ACCOUNT
                          PORTION OF              MINIMUM CREDITED
 POLICY YEAR             INDEBTEDNESS                 RATE PLUS
--------------  ------------------------------  ---------------------
1-10            All Indebtedness                             2%
11 and later    Preferred loans (if any)                     0%
                All Indebtedness in excess
                of Preferred Loans                           1%

CREDITED INTEREST

    Any amounts in the Loan Account will be credited with interest at a rate equal to the Fixed Account Minimum Credited Rate.

LOAN REPAYMENTS

    You can repay all or any part of the entire Indebtedness at any time while Your Policy is in force. Each loan repayment must be at least $50. An amount equal to the loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premium are allocated.

TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

    If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the Policy will terminate. See "Lapse and Reinstatements," page 13.

EFFECT OF LOANS ON ACCOUNT VALUE

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account may be greater than the Fixed Account Minimum Credited Rate. The longer a loan is outstanding, the greater the effect, whether favorable or unfavorable, is likely to be. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the Loan Account, the Policy Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of the outstanding loan (i.e., the Indebtedness) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.
                                 DEATH BENEFIT

    The Policy provides for the payment of the Death Proceeds to the named Beneficiary when the Insured dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period. The Death Benefit depends on the Death Benefit Option selected by You, the minimum Death Benefit provision, and whether or not the Death Benefit guarantee is available. All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page 24.

DEATH BENEFIT OPTIONS

    There are three Death Benefit Options: the Level Death Benefit Option ("Option A"), the Return of Account Value Death Benefit Option ("Option B") and the Return of Premium Death Benefit Option ("Option C"). Subject to the minimum Death Benefit described below, the Death Benefits under each option are:

1.  Under Option A, the Death Benefit is equal to the Face Amount.

2. Under Option B, the Death Benefit is equal to the Face Amount plus the Account Value.

3. Under Option C, the Death Benefit is equal to the Face Amount plus the lesser of: (a) the sum of the premium paid; and (b) the Option C Limit.

OPTION CHANGE

    You may change Your Death Benefit Option by notifying Us In Writing of the change. Such change will become effective on the Monthly Activity Date following the date we receive Your request. If a change to Option A is elected, the Face Amount will become that amount available as a Death Benefit immediately prior to the option change. If a change to Option B is elected, the Face Amount will become that amount available as a Death Benefit immediately prior to the option change, reduced by the then current Account Value. Changing your Death Benefit Option may result in a Surrender Charge. (See "Decreases in Face Amount", page 13.) You should consult a competent tax adviser regarding the possible adverse tax consequences resulting from a change in your Death Benefit Option.

DEATH BENEFIT GUARANTEE

    The Death Benefit guarantee will keep the Policy in force, regardless of the Policy's investment performance as long as the following conditions are met:

1. the Policy is in the first ten Policy Years (except in certain states where a period less than 10 years may apply); and

2. on each Monthly Activity Date during that period, the cumulative premium paid into this Policy, less Indebtedness, less any withdrawals, equal or exceed the Cumulative Death Benefit Guarantee premium on that date.

    If the Face Amount has not been increased or decreased, the Cumulative Death Benefit Guarantee Premium is:

1. the Cumulative Death Benefit Guarantee Premium on the previous Monthly Activity Date; plus

2. the current Monthly Death Benefit Guarantee Premium shown on the Policy specification page.

ITT Hartford Life and Annuity Insurance Company                               13
--------------------------------------------------------------------------------

    The Monthly Death Benefit Guarantee Premium will be adjusted to reflect any increases or decreases in the Face Amount during the Death Benefit guarantee period. We will send You a schedule showing the new Monthly Death Benefit Guarantee Premium required for this period and the Death Benefit Guarantee Premium received to date.

    While the Death Benefit guarantee is available, the Death Benefit will be the Face Amount, regardless of the Death Benefit Option.

MINIMUM DEATH BENEFIT

    The Policy has a minimum Death Benefit feature which automatically increases the Death Benefit so that it will never be less than the Account Value multiplied by the Minimum Death Benefit Percentage specified in the Policy. This percentage varies according to the Insured's Issue Age, the Policy Year, sex (where unisex rates are not used) and insurance class.

    EXAMPLES OF THE MINIMUM DEATH BENEFIT:

                                             A           B
                                         ----------  ----------
Face Amount............................  $  100,000  $  100,000
Account Value on Date of Death.........      46,500      34,000
Specified Percentage...................        250%        250%
Death Benefit Option...................    Level       Level

    In Example A, the minimum Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding Indebtedness constitutes the Death Proceeds which We would pay to the Beneficiary.

    In Example B, the minimum Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

INCREASES AND DECREASES IN FACE AMOUNT

    At any time after the first Policy Year, You may make a request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on Our rules then in effect. We reserve the right to limit the number of increases or decreases made under the Policy to not more than one in any 12 month period.

    A decrease in the Face Amount will be effective on the Monthly Activity Date following the date We receive Your request. The remaining Face Amount must not be less than that allowed by Our minimum rules then in effect. If You ask to decrease Your Face Amount below the Initial Face Amount a Surrender Charge may be assessed, equal to:

1.  the Surrender Charge applicable to the current Policy Year; multiplied by

2.  the percentage described below.

    The percentage used to determine the Surrender Charge will be calculated by:

1. subtracting the requested Face Amount from the lowest Face Amount prior to the request; and

2.  dividing that difference by the lowest Face Amount prior to the request.

    The Surrender Charge assessed will be deducted from Your Account Value on the Monthly Activity Date effective for the decrease.

    All requests to increase the Face Amount must be applied for on a new application and accompanied by the Policy. All requests will be subject to evidence of insurability satisfactory to Us. Any increase approved by Us will be
effective on the date shown on the new policy specifications page   , provided
that the Monthly Deduction Amount for the first month after the effective date of increase is made.
                              BENEFITS AT MATURITY

    If the Insured is living on the Scheduled Maturity Date, on surrender of the Policy to ITT Hartford, ITT Hartford will pay to the Policy Owner the Cash Surrender Value. On the Scheduled Maturity Date, unless extended by rider, the Policy will terminate and ITT Hartford will have no further obligations under the Policy.
                            LAPSE AND REINSTATEMENT

POLICY LAPSE AND GRACE PERIOD

    During the first Policy Year, the Policy will be in default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount.

    During the second Policy Year, the Policy will be in default on any Monthly Activity Date on which the Account Value less Indebtedness less 1/2 of the Surrender Charge for the second Policy Year is not sufficient to cover the Monthly Deduction Amount.

    During the third Policy Year and thereafter, the Policy will be in default on any Monthly Activity Date if the Cash Surrender Value is not sufficient to cover the Monthly Deduction Amount.

    A 61-day period called the "Grace Period" will begin from the date of default. ITT Hartford will mail the Owner and any assignee written notice of the amount of premium that will be required to continue the Policy in force. The premium required will be no greater than the amount required to pay Monthly Deduction Amounts during the Grace period plus three additional Monthly Deduction

14                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Amounts. Unless the Death Benefit guarantee is available, the Policy will terminate without value if the required premium is not paid by the end of the Grace Period. If the Death Benefit guarantee is available and sufficient premium has not been paid by the end of the Grace Period, the Death Benefit will be reduced to the Face Amount and any riders will no longer be in force. If the Insured dies during the Grace Period, We will pay the Death Proceeds.

DEATH BENEFIT GUARANTEE DEFAULT AND GRACE PERIOD

    On every Monthly Activity Date during the Death Benefit guarantee period, We will compare the cumulative premium received, less Indebtedness, less withdrawals, to the Cumulative Death Benefit Guarantee Premium for the Death Benefit guarantee period in effect.

    If the cumulative premium received, less Indebtedness, less withdrawals, are less than the Cumulative Death Benefit Guarantee Premium, the Death Benefit guarantee will be deemed to be in default as of that Monthly Activity Date. A Grace Period of 61 days from the date of default will begin. We will mail the Policy Owner and any assignee written notice of the amount of premium required to continue the Death Benefit guarantee.

    At the end of the Grace Period, the Death Benefit guarantee will be removed from the Policy if We have not received the amount of the required premium. REINSTATEMENT
    Unless the Policy has been surrendered for its Cash Surrender Value, the Policy may be reinstated prior to the Scheduled Maturity Date, provided:

1. You make Your request In Writing within five years from the termination date;

2.  satisfactory evidence of insurability is submitted;

3. any Indebtedness existing at the time of termination is repaid or carried over to the reinstated Policy; and

4. You pay a premium sufficient to cover (1) all Monthly Deduction Amounts that are due and unpaid during the Grace Period; and (2) the sum of Monthly Deduction Amounts for the next three months after the date of reinstatement.

    The Account Value on the reinstatement date will equal:
1.  The Cash Value at the time of termination; plus

2.  Net Premium derived from premium paid at the time of reinstatement; minus

3. the Monthly Deduction Amounts that were due and unpaid during the Policy Grace Period; plus

4. the Surrender Charge at the time of reinstatement. The Surrender Charge is based on the duration from the original Policy Date.

THE RIGHT TO EXAMINE OR EXCHANGE THE POLICY

    An applicant has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to ITT Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner, within 10 days of ITT Hartford's mailing or personal delivery of a Notice of Right to Withdraw, or within 45 days of completion of the Policy application (whichever is later, and subject to applicable state regulation), ITT Hartford will return to the applicant, within seven days thereafter, the greater of the premium paid, less any Indebtedness, or the sum of (1) the Account Value, less any Indebtedness, on the date the returned Policy is received by ITT Hartford or its agent and (2) any deductions under the Policy or by the Funds for taxes, charges or fees.

    Once the Policy is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable life insurance policy offered by Us or an affiliate. No evidence of insurability will be required. The new policy will have an amount at risk which equals or is less than the amount at risk in effect on the date of exchange. Premium under the new policy will be based on the same risk classification as this Policy. An exchange of the Policy under these circumstances should be a tax-free transaction under Section 1035 of the Code.
                                   WITHDRAWAL

    At any time prior to the Scheduled Maturity Date, provided the Policy has a Cash Surrender Value, You may surrender the Policy or withdraw money from it. During the first fifteen (15) Policy Years, a Surrender Charge will apply. The Surrender Charge consists of two component charges: an administrative expense surrender charge and a sales surrender charge.

ADMINISTRATIVE EXPENSE SURRENDER CHARGE

    The Administrative Expense Surrender Charge varies by the Insured's age on the Date of Issue. Your sales representative can provide you with the actual Administrative Expense Surrender Charge that applies to your Issue Age. The following table represents the Administrative Expense Surrender Charge for a person age 45 on the Date of Issue:

                    AMOUNT PER                      AMOUNT PER
                     $1,000 OF                       $1,000 OF
                   INITIAL FACE                    INITIAL FACE
   POLICY YEAR        AMOUNT        POLICY YEAR       AMOUNT
-----------------  -------------  ---------------  -------------
            1        $    5.00               9       $    3.18
            2        $    5.00              10       $    2.73
            3        $    5.00              11       $    2.27
            4        $    5.00              12       $    1.82
            5        $    5.00              13       $    1.36
            6        $    4.55              14       $    0.91
            7        $    4.09              15       $    0.45
            8        $    3.64              16       $    0.00

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               15
--------------------------------------------------------------------------------

    The amount of the charge remains level for five Policy Years. After the fifth Policy Anniversary, the charge decreases uniformly each month until the end of the fifteenth Policy Year when it is zero.

    The Administrative Expense Surrender Charge is designed to cover the administrative expenses associated with underwriting and issuing a Policy, including the costs of processing applications, conducting medical examinations, determining insurability and the Insured's underwriting class, and establishing policy records.

    The sum of the Administrative Expense Surrender Charge and the Monthly Administrative Charge will not exceed the cost ITT Hartford incurs in providing administrative services under the Policy. ITT Hartford does not expect to profit from the Administrative Expense Surrender Charge.

SALES SURRENDER CHARGE

    The Sales Surrender Charge varies by the Insured's age on the Date of Issue. Your sales representative can provide you with the actual Sales Surrender Charge that applies to your Issue Age. The following table represents the Sales Surrender Charge for a person age 45 on the Date of Issue:

                    AMOUNT PER                      AMOUNT PER
                     $1,000 OF                       $1,000 OF
                   INITIAL FACE                    INITIAL FACE
   POLICY YEAR        AMOUNT        POLICY YEAR       AMOUNT
-----------------  -------------  ---------------  -------------
            1        $    7.00               9       $    4.45
            2        $    7.00              10       $    3.82
            3        $    7.00              11       $    3.18
            4        $    7.00              12       $    2.55
            5        $    7.00              13       $    1.91
            6        $    6.36              14       $    1.27
            7        $    5.73              15       $    0.64
            8        $    5.09              16       $    0.00

    The amount of the charge remains level for five Policy Years. After the fifth Policy Anniversary, the charge decreases uniformly each month until the end of the fifteenth Policy Year when it is zero.

    The Sales Surrender Charges is designed to cover expenses relating to the sale and distribution of the Policy, including commissions paid to any sales personnel, the cost of preparing sales literature and other promotional activities.
VALUATION OF PAYMENTS AND TRANSFERS

    We value the Policy on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, Withdrawals, and loan amounts allocable to the Sub-Accounts within seven (7) days after We receive all the information needed to process the payment unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Exchange Commission ("SEC") or that the SEC declares that an emergency exists.

    ITT Hartford may defer payment of any amounts allocated to the Fixed Account for up to six months from the date on which We receive the request.
                            APPLICATION FOR A POLICY

    Individuals wishing to purchase a Policy must submit an application to ITT Hartford. Within limits, an applicant may choose the initial Face Amount. A Policy generally will be issued only on the lives of Insureds between the ages of 0 and 80 who supply evidence of insurability satisfactory to ITT Hartford. Acceptance is subject to ITT Hartford's underwriting rules. ITT Hartford reserves the right to reject an application for any reason.

    The Policy will be effective on the Policy Date only after ITT Hartford has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years.
                      REDUCED CHARGES FOR ELIGIBLE GROUPS

    Certain charges and deductions described below may be reduced for a Policy issued in connection with a specific plan in accordance with Our rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria as to, for example, size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the plan, the purposes for which the Policy is purchased and certain characteristics for the plan's members. The amount of reduction and the criteria for qualification are a reflection of the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify from time to time on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Separate Account VL I.
                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the premium to the Account Value, a deduction is made for the premium tax and federal tax charge and front-end sales load. The amount of each premium allocated to the Account Value is Your Net Premium.

16                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

PREMIUM TAX CHARGE AND FEDERAL TAX CHARGE

    We deduct, as a premium tax charge, a percentage of each premium to cover premium-based taxes assessed against ITT Hartford by a state or other governmental entity. This percentage will vary depending on the tax rates in effect there and is based on the actual tax imposed. The range is generally between 0% and 3.5%.

    We also deduct a 1.25% charge from each premium payment to cover the estimated costs to Us of the federal income tax treatment of the Policy's deferred acquisition costs under Section 848 of the Code. We have determined that this charge is reasonable in relation to our increased federal income tax burden under the Code resulting from the receipt of premium.

    The Federal Tax Charge is a factor ITT Hartford must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

FRONT-END SALES LOAD

    The front-end sales load is a charge deducted from each premium. The current and maximum front-end sales load for all premium is 5.0% in the first Policy Year and 2.0% for Policy Years 2 through 10. After Policy Year 10, the front-end sales load is currently 0%. We reserve the right to charge a maximum of 2.0%.

EXAMPLES OF FRONT-END SALES LOADS/IMPACT OF REFUND OF SALES LOAD

    An example of the actual Front-End Sales Loads and the impact of the refund
of the load, if any, (see "Sales Load Refund" on page   ), for a Policy is shown
below. This example uses the same specific information (i.e., Issue Age, Face
Amount, premium level, etc.) as the illustration on page   of the prospectus.

Death Benefit Option:                    Level
Face Amount:                             $250,000
Charges Assumed:                         Current
Issue Age/Sex/Class:                     45/Male/Preferred
Guideline Annual Premium:                $4,483.41
Annual Planned Premium:                  $3,250.00
Assumed Gross Annual Investment Return   0%

The Total Cumulative Sales Load column on the far right of the table below represents the sum of all loads which would have been assessed since the issue of the policy assuming a surrender of the Policy at the end of the corresponding policy year.

    This is:

(1) The sum of the Cumulative Front-End Sales Load, plus

(2) The actual Surrender Charge for that Policy Year, minus

(3) The Sales Load Refund, if any, applicable to that Policy year.

                   Additional Charges/Credits if Surrendered

           CUMULATIVE                                                                    TOTAL
            FRONT-END     MAXIMUM    YEAR END     ACTUAL        SALES       SALES     CUMULATIVE
 POLICY       SALES      SURRENDER    ACCOUNT    SURRENDER    SURRENDER     LOAD     SALES LOAD IF
  YEAR        LOAD        CHARGE       VALUE      CHARGE       CHARGES     REFUND    SURRENDERED**
---------  -----------  -----------  ---------  -----------  -----------  ---------  -------------
    1              65        3,000       1,880       1,880          630           0          695
    2             130        3,000       3,849       3,000        1,750         333        1,547
    3             195        3,000       5,724       3,000        1,750           0        1,945
    4             260        3,000       7,498       3,000        1,750           0        2,010
    5             325        3,000       9,247       3,000        1,750           0        2,075
    6             390        2,727      10,887       2,727        1,590           0        1,980
    7             455        2,455      12,433       2,455        1,433           0        1,888
    8             520        2,183      13,878       2,183        1,273           0        1,793
    9             585        1,910      15,212       1,910        1,113           0        1,698
   10             650        1,638      16,429       1,638          955           0        1,605
   11             715        1,363      17,807       1,363          795           0        1,510
   12             780        1,090      19,172       1,090          638           0        1,418
   13             845          818      20,385         818          478           0        1,323
   14             910          545      21,431         545          318           0        1,228
   15             975          273      22,292         273          160           0        1,135
   16           1,040            0      22,949           0            0           0        1,040

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               17
--------------------------------------------------------------------------------

    *The Actual Surrender Charge assessed is the smaller of:

      (a) The contractual maximum surrender charge, or

      (b) Year-End Account Value

    **The Total Cumulative Sales Load If Surrendered assumes a surrender of the Policy at the end of that Policy Year and is:

      (a) The Cumulative Front-End Sales Load, plus

      (b) Sales Surrender Charge, minus

      (c) Sales Load Refund.

                        DEDUCTIONS AND CHARGES FROM THE
                                 ACCOUNT VALUE

MONTHLY DEDUCTION AMOUNTS

    On the Policy Date and on each subsequent Monthly Activity Date, ITT Hartford will deduct an amount (the "Monthly Deduction Amount") from the Account Value to cover certain charges and expenses incurred in connection with a Policy. Each Monthly Deduction Amount will be deducted on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts. The Monthly Deduction Amount will vary from month to month.

    The Monthly Deduction Amount equals:

1.  the charge for the Cost of Insurance; plus

2.  the Monthly Administrative charge; plus

3.  the Mortality and Expense Risk Charge; plus

4.  the charges for additional benefits provided by rider.

      1. COST OF INSURANCE CHARGE

         The charge for the Cost of Insurance is equal to:

      (a) the Cost of Insurance rate per $1,000;
          multiplied by

      (b) the amount at risk; divided by

      (c) $1,000

      The amount at risk equals the Death Benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

      A charge for a special insurance class rating of an Insured may be made against the Account Value, if applicable. This charge is to compensate ITT Hartford for the additional mortality risk associated with individuals in these classes.

      The Cost of Insurance charge is to cover ITT Hartford's anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, ITT Hartford reserves the right to use rates less than those shown in the table. Substandard risks will be charged a higher Cost of Insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. The multiple will be based on the Insured's risk class. ITT Hartford will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been inforce for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

      Because the Account Value and the Death Benefit under a Policy may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

      2. MONTHLY ADMINISTRATIVE CHARGE

      ITT Hartford will assess a Monthly Administrative Charge to reimburse ITT Hartford for administrative costs in connection with the Policy. The current Monthly Administrative Fee is $25.00 per month for the first Policy Year, $10.00 per month in Policy Year 2-10 and $5.00 per month in Policy Years 11 and later, not to exceed $7.50 per month in Policy Years 11 and later.

      The sum of the Monthly Administrative Charge and the Administrative Services Sales Charge will not exceed the cost ITT Hartford incurs in providing administrative services under the Policy.

      3. MORTALITY AND EXPENSE RISK CHARGE

      A charge is made for mortality and expense risks assumed by ITT Hartford. ITT Hartford may profit from this charge. See also, "Policy Benefits and Rights -- Account Values," page 10.

         The current Mortality and Expense Risk Charge for any Monthly Activity Date is equal to:

      (a) the current Mortality and Expense Risk Rate; multiplied by

18                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

      (b) the portion of the Account Value allocated to the Sub-Accounts on the Monthly Activity Date prior to assessing the Monthly Deduction Amount.

      The current and guaranteed Mortality and Expense Risk Rate for the first ten Policy Years is 0.80% (.067% per month). After the tenth Policy Year, the current rate is 0.25% (.021% per month), with a maximum Rate of 0.50% (.042% per month).

      The mortality risk assumed is that the Cost of Insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the administrative charges set in the Policy. ITT Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policy and the proceeds of the front-end sales load.

      4. RIDER CHARGE

      If the Policy includes riders, a charge is made applicable to the riders from the Account Value on each Monthly Activity Date. The charge applicable to these riders is to compensate ITT Hartford for anticipated cost of providing these benefits and are specified on the applicable rider. The riders available are described on page 25 under "Supplemental Benefits" section.

CHARGES AGAINST THE FUNDS

    The investment advisers charge the Funds an investment management fee on a daily basis as compensation for services. The following Table shows the fee charged for each Fund available for investment by Policy Owners.

                                                                                        ANNUAL INVESTMENT MANAGEMENT FEE
                                                                                           AS A PERCENTAGE OF AVERAGE
HARTFORD FUNDS                                                                                  DAILY NET ASSETS
--------------------------------------------------------------------------  --------------------------------------------------------
Hartford Capital Appreciation Fund, Inc.,
  Hartford Advisers Fund, Inc.,
  Hartford International Opportunities Fund, Inc.,
  Hartford Dividend and Growth Fund, Inc..................................  575% of the first $250 million of average net assets
                                                                            .525% of the next $250 million of average net assets
                                                                            .475% of the next $250 million of average net assets
                                                                            .425% of any amount over $1.0 billion
Hartford Bond Fund, Inc.,
  Hartford Stock Fund, Inc................................................  .325% of the first $250 million of average net assets
                                                                            .300% of the next $250 million of average net assets
                                                                            .275% of the next $250 million of average net assets
                                                                            .250% of any amount over $1.0 billion
Hartford Index Fund, Inc..................................................  .20%
Hartford Mortgage Securities Fund, Inc.,
  HVA Money Market Fund, Inc..............................................  .25%


PUTNAM FUNDS
--------------------------------------------------------------------------
PCM Diversified Income Fund,
  PCM Global Asset Allocation Fund,
  PCM High Yield Fund,
  PCM New Opportunities Fund,
  PCM Voyager Fund........................................................  .70% of the first $500 million of average net assets
                                                                            .60% of the next $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of any amount over $1.5 billion
PCM Growth and Income Fund................................................  .65% of the first $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $500 million of average net assets
                                                                            .45% of any amount over $1.5 billion
PCM Money Market Fund.....................................................  .45% of the first $500 million of average net assets
                                                                            .35% of the next $500 million of average net assets
                                                                            .30% of the next $500 million of average net assets
                                                                            .25% of any amount over $1.5 billion

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               19
--------------------------------------------------------------------------------

PUTNAM FUNDS
--------------------------------------------------------------------------              ANNUAL INVESTMENT MANAGEMENT FEE
                                                                                           AS A PERCENTAGE OF AVERAGE
                                                                                                DAILY NET ASSETS
                                                                            --------------------------------------------------------
PCM U.S. Government and High Quality Bond Fund............................  .65% of the first $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $500 million of average net assets
                                                                            .45% of the next $5 billion of average net assets
                                                                            .425% of the next $5 billion of average net assets
                                                                            .405% of the next $5 billion of average net assets
                                                                            .39% of the next $5 billion of average net assets
                                                                            .38% of any excess thereafter
PCM Global Growth Fund....................................................  .60%
PCM Utilities Growth and Income Fund......................................  .70% of the first $500 million of average net assets
                                                                            .60% of the next $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $5 billion of average net assets
                                                                            .475% of the next $5 billion of average net assets
                                                                            .455% of the next $5 billion of average net assets
                                                                            .44% of the next $5 billion of average net assets
                                                                            .43% of any excess thereafter


FIDELITY FUNDS
--------------------------------------------------------------------------
Equity-Income Portfolio...................................................  .52%
Overseas Portfolio........................................................  .77%
Asset Manager Portfolio...................................................  .72%


TAXES

    Currently, no charge is made to Separate Account VL I for federal, state, and local taxes that may be allocable to Separate Account VL I. A change in the applicable federal, state or local tax laws which impose tax on ITT Hartford and/or Separate Account VL I may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to Separate Account VL I may also be made.
                                  THE COMPANY

    ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"), formerly ITT Life Insurance Corporation, was originally incorporated under the laws of Wisconsin on January 9, 1956. ITT Hartford was redomiciled to Connecticut on May 1, 1996. It is a stock life Insurance Company engaged in the business of writing both individual and group life insurance and annuities in all states including the District of Columbia, except New York. The offices of ITT Hartford are located in Minneapolis, Minnesota; however, its mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

    ITT Hartford is a wholly owned subsidiary of Hartford Life Insurance Company. ITT Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. On December 20, 1995, Hartford Fire Insurance Company became an independent, publicly traded corporation.

    ITT Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. ITT Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to ITT Hartford's ability to meet its insurance obligations, including those under the Policy.

    ITT Hartford is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1 in each year covering the operations of ITT Hartford for the preceding year and its financial condition on December 31 of such year.

    Its books and assets are subject to review or examination by the Commissioner or his agents at all times. A full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every four years. In addition, ITT Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance policies. ITT Hartford is also subject to various federal and state securities laws and regulations.

20                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                             SEPARATE ACCOUNT VL I
                                    GENERAL

    Separate Account VL I is a separate account of ITT Hartford established on June 8, 1995 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Separate Account VL I meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of Separate Account VL I are held exclusively for the benefit of Policy Owners and persons entitled to payments under the Policy. The assets for Separate Account VL I are not chargeable with liabilities arising out of any other business which ITT Hartford may conduct.
                                     FUNDS

    The assets of each Sub-Account of Separate Account VL I are invested exclusively in one of the Funds. A Policy Owner may allocate premium payments among the Sub-Accounts. Policy Owners should review the following brief descriptions of the investment objectives of each of the Funds in connection with that allocation. There is no guarantee that any of the Funds will achieve its stated objectives. Policy Owners are also advised to read the prospectuses for each of the Funds accompanying this prospectus for more detailed information.

HARTFORD FUNDS

 HARTFORD ADVISERS FUND, INC.

    To achieve maximum long term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments. The investment adviser will vary the investments of the Fund among equity and debt securities and money market instruments depending upon its analysis of market trends. Total rate of return consists of current income, including dividends, interest and discount accruals and capital appreciation.

 HARTFORD BOND FUND, INC.

    To achieve maximum current income consistent with preservation of capital by investing primarily in bonds.

 HARTFORD CAPITAL APPRECIATION FUND, INC.

    To achieve growth of capital by investing in equity securities and securities convertible into equity securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

 HARTFORD DIVIDEND AND GROWTH FUND, INC.

    To achieve a high level of current income consistent with growth of capital and reasonable investment risk by investing primarily in equity securities and securities convertible into equity securities.

 HARTFORD INDEX FUND, INC.

    To provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

    To achieve long-term total return consistent with prudent investment risk through investment primarily in equity securities issued by foreign companies.

 HARTFORD MORTGAGE SECURITIES FUND, INC.

    To achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association ("GNMA").

 HARTFORD STOCK FUND, INC.

    To achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in equity-type securities.

 HVA MONEY MARKET FUND, INC.

    To achieve maximum current income consistent with liquidity and preservation of capital by investing in money market securities.

PUTNAM FUNDS

 PCM DIVERSIFIED INCOME FUND

    Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: U.S. Government Sector, High Yield Sector (which invests primarily in what are commonly referred to as "junk bonds"), and International Sector. See the special considerations for investments in high yield securities described in the Putnam Fund prospectus.

 PCM GLOBAL ASSET ALLOCATION FUND

    Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

 PCM GLOBAL GROWTH FUND

    Seeks capital appreciation through a globally diversified common stock portfolio.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               21
--------------------------------------------------------------------------------

 PCM GROWTH AND INCOME FUND

    Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

 PCM HIGH YIELD FUND

    Seeks high current income by investing primarily in high-yielding, lower-rated fixed income securities (commonly referred to as "junk bonds"),

constituting a

* "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY AND AFFILIATES. THE HARTFORD INDEX FUND, INC. ("INDEX FUND") IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

22                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

diversified portfolio which Putnam Investment Management, Inc. ("Putnam Management") believes does not involve undue risk to income or principal. Capital growth is a secondary objective when consistent with seeking high current income. See the special considerations for investments for high yield securities described in the Putnam Fund prospectus.

 PCM MONEY MARKET FUND

    Seeks to achieve as high a level of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

 PCM NEW OPPORTUNITIES FUND

    Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

 PCM U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

    Seeks current income consistent with preservation of capital by investing primarily in through investment in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by Standard & Poor's or Moody's or, if not rated, determined by Putnam Management to be of comparable quality.

 PCM UTILITIES GROWTH AND INCOME FUND

    Seeks capital growth and current income by concentrating its investments in securities issued by companies in the public utilities industries.

 PCM VOYAGER FUND

    Aggressively seeks capital appreciation primarily from a portfolio of common stocks of companies that Putnam Management believes have potential for capital appreciation which is significantly greater than that of market averages.

FIDELITY FUNDS

 EQUITY-INCOME PORTFOLIO

    To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Daily Stock Price Index of 500 Common Stocks. The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. For a further discussion of lower-rated securities, please see "Risks of Lower-Rated Debt Securities" in the Fidelity prospectus for this Portfolio.

 OVERSEAS PORTFOLIO

    To seek long-term growth of capital primarily through investments in foreign securities and provide a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

 ASSET MANAGER PORTFOLIO

    To seek high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

    The Hartford Funds are organized as corporations under the laws of the State of Maryland and are registered as diversified open-end management companies under the Investment Company Act of 1940. The Putnam Funds are portfolios of the Putnam Capital Manager Trust, which is organized as a business trust under the laws of Massachusetts as an open-end series investment company under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II.

    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the Fund. Such shares are offered to separate accounts, including Separate Account VL I, established by ITT Hartford or one of its affiliated companies specifically to fund the Policy and other policies issued by ITT Hartford or its affiliates as permitted by the Investment Company Act of 1940.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither ITT Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance Policy Owners or to variable annuity Policy Owners, the Board of Directors intend for the Hartford Funds and the Board of Trustees for the Putnam Funds and the Fidelity Funds (collectively the "Board") to monitor events in order to identify any material conflicts between such Policy Owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable life and variable life insurance separate accounts, ITT Hartford will bear the attendant expenses.

    All investment income of and other distributions to each Sub-Account of Separate Account VL I arising from the applicable Fund are reinvested in shares of that Fund at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of Separate Account VL I are therefore separate and are credited to or charged against

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               23
--------------------------------------------------------------------------------

the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of ITT Hartford. ITT Hartford will purchase shares in the Funds in connection with premium payments allocated to the applicable Sub-Account in accordance with Policy Owners' directions and will redeem shares in the Funds to meet Policy obligations or make adjustments in reserves, if any. The Funds are required to redeem Fund shares at net asset value and generally to make payment within seven days.

    ITT Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for Separate Account VL I and its Sub-Accounts which fund the Policy. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of ITT Hartford's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policy, ITT Hartford may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of securities will take place without notice to and consent of Policy Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Policy Owner approval, if required, ITT Hartford also reserves the right to end the registration under the Investment Company Act of 1940 of Separate Account VL I or any other separate accounts of which it is the depositor which may fund the Policy.

    Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.
                               INVESTMENT ADVISER

HARTFORD FUNDS

    The investment adviser for each of the Hartford Funds is The Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of Hartford Life Insurance Company. HIMCO was organized under the laws of the State of Connecticut in October of 1981.

    HIMCO also serves as investment adviser to several other ITT Hartford sponsored funds which are also registered with the Securities and Exchange Commission. HIMCO is registered as an investment adviser under the Investment Advisers Act of 1940. HIMCO provides investment advice and, in general, supervises the management and investment program of Hartford Bond Fund, Inc., Hartford Index Fund, Inc., Hartford Mortgage Securities Fund, Inc., and HVA Money Market Fund, Inc., pursuant to an Investment Advisory Agreement entered into with each of these Funds for which HIMCO receives a fee. HIMCO also supervises the investment programs of Hartford Advisers Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford International Opportunities Fund, Inc., and Hartford Stock Fund, Inc. pursuant to an Investment Management Agreement for which HIMCO receives a fee. In addition, with respect to these five Funds, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington Management") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to these funds. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington Management is organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for each of the Funds for a more complete description of HIMCO and Wellington Management and their respective fees.

PUTNAM FUNDS

    Putnam Management, One Post Office Square, Boston, Massachusetts, 02109, serves as the investment manager for the Putnam Funds. An affiliate, the Putnam Advisory Company, Inc. manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

FIDELITY FUNDS

    The Fidelity Funds are managed by Fidelity Management & Research Company ("Fidelity Management"), whose principal business address is 82 Devonshire Street, Boston, Massachusetts. Fidelity Management is one of America's largest investment management organizations. It is composed of a number of different companies, which provide a variety of financial services and products. Fidelity Management is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. Various Fidelity companies perform certain activities required to operate Variable Insurance Products Fund and Variable Insurance Products Fund II.
                               THE FIXED ACCOUNT

    THAT PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE

ITT Hartford Life and Annuity Insurance Company                               23
--------------------------------------------------------------------------------

FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNT MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

    Premium Payments and Account Values allocated to the Fixed Account become a part of the general assets of ITT Hartford. ITT Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.

    The Fixed Account Minimum Credited Rate is shown in the Contract. Currently, ITT Hartford guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the Fixed Account under the Policy. ITT Hartford may credit interest at a rate in excess of the Fixed Account Minimum Credited Rate, however, ITT Hartford is not obligated to credit any interest in excess of the Fixed Account Minimum Credited Rate. There is no specific formula for the determination of excess interest credits. Some of the factors that ITT Hartford may consider in determining whether to credit excess interest to amounts allocated to the Fixed Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on ITT Hartford's investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF THE FIXED ACCOUNT MINIMUM CREDITED RATE WILL BE DETERMINED IN THE SOLE DISCRETION OF ITT HARTFORD. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE FIXED ACCOUNT MINIMUM CREDITED RATE.
                                 OTHER MATTERS
                                 VOTING RIGHTS

    In accordance with its view of presently applicable law, ITT Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in Separate Account VL I. The number of shares held in the Separate Account which are allocable to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. ITT Hartford will vote shares for which no instructions have been given and shares which are not allocable to Policy Owners (i.e., shares owned by ITT Hartford) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if ITT Hartford's present interpretation should change and, as a result, ITT Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Policy Owner (or the assignee) in the Funds will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account(s) in connection with the loan (see "Policy Benefits and Rights -- Policy Loans," page 11) will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    ITT Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, ITT Hartford itself may disregard voting instructions in favor of changes initiated by a Policy Owner in the investment policy or the investment adviser of the Funds if ITT Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event ITT Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.
                          STATEMENTS TO POLICY OWNERS

    We will send You a statement at least once each Policy Year, showing:

1.  the current Account Value, Cash Surrender Value and Face Amount;

2.  the premium paid, Monthly Deduction Amounts and loans since the last report;

3.  the amount of any Indebtedness;

24                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

4.  notifications required by the provisions of the Policy; and

5. any other information required by the Insurance Department of the State where the Policy was delivered.
                           LIMIT ON RIGHT TO CONTEST

    ITT Hartford may not contest the validity of the Policy after it has been in effect during the lifetime of the Insured for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the premium paid less any Indebtedness and withdrawals.
                             MISSTATEMENT AS TO AGE

    If the age of an Insured is incorrectly stated, the amount of Death Benefit will be appropriately adjusted as specified in the Policy.
                                PAYMENT OPTIONS

    Proceeds under the Policy may be paid in a lump sum or may be applied to one of ITT Hartford's payment options. The minimum amount that may be placed under a payment option is subject to the then current rules of ITT Hartford. Once payments under Options 2, 3 or 4 commence, no surrender of the Policy may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Policy.

    FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3 1/2% per year, on the amount applied under this option.

    SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3 1/2% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period
    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

      LIFE ANNUITY -- an annuity payable monthly during the lifetime of the annuitant and terminating with the last monthly payment due preceding the death of the annuitant.

      LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the annuitant for a fixed period of 120 months and for as long thereafter as the annuitant shall live.

    The Tables in the Policy provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the four Payment Options. Under the Fourth Option, the amount of each payment will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, ITT Hartford may make payments less often.

    The Table for the Fourth Option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3.5% per annum. The Tables for the First, Second and Third Options are based on a net investment rate of 3.5% per annum. ITT Hartford may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four Payment Options.

    ITT Hartford will make any other arrangements for income payments as may be agreed on.
                                  BENEFICIARY

    The applicant names the Beneficiary in the application for the Policy. The Policy Owner may change the Beneficiary (unless irrevocably named) during the lifetime of the Insured by written request to ITT Hartford. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.
                                   ASSIGNMENT

    The Policy may be assigned as collateral for a loan or other obligation. ITT Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.
                                   DIVIDENDS

    No dividends will be paid under the Policy.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               25
--------------------------------------------------------------------------------

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefits, which are subject to the restrictions and limitations set forth therein, are among the options that may be included in a Policy by rider. The Monthly Deduction Amount will be increased to include the charges for any rider.
                         MATURITY DATE EXTENSION RIDER
    We will extend the Scheduled Maturity Date (the date on which the Policy will mature) to the date of the death of the Insured regardless of the age of the Insured. Certain Death Benefit and premium restrictions apply. See "Income Taxation of Policy Benefits."
                              TERM INSURANCE RIDER

    We will pay an amount upon the death of a designated insured person other than the Insured Person while this Policy remains in force.
                         DEDUCTION AMOUNT WAIVER RIDER

    Subject to certain age and underwriting restrictions, the Policy may include a Deduction Amount Waiver Rider. This rider provides for the waiver of the Policy's Monthly Deduction Amounts in the event of total disability prior to the Insured reaching Attained Age 65 and continuing for at least six months. The number of Monthly Deduction Amounts waived depends on the Insured's Attained Age when the disability began. If this rider is added, the Monthly Deduction Amounts will be increased to include the charges for this rider.
                           WAIVER OF SPECIFIED AMOUNT
                            DISABILITY BENEFIT RIDER

    If the Insured becomes totally disabled, We will credit the Policy with a premium equal to the Specified Amount Disability Benefit for as long as the Insured remains totally disabled, subject to certain qualifications and restrictions.
                         ACCIDENTAL DEATH BENEFIT RIDER

    Subject to certain age and underwriting requirements, the Policy may include an Accidental Death Benefit Rider. This rider provides for an increase in the amount paid upon the death of the Insured if the death results from an accident.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Andrew, Joan M., 38               Vice President, 1992                Vice President and Director, National Service Center
                                                                        Operations (1992-Present), ITT Hartford.
Bossen, Wendell J., 62            Vice President, 1995**              Vice President (1992), Hartford Life Insurance Company;
                                                                        Executive Vice President (1984), Mutual Benefit.
Gregory A. Boyko, 44              Vice President, 1995                Vice President and Controller (1995-Present), Hartford Life
                                                                        Insurance Company; Chief Financial Officer (1994-1995), IMG
                                                                        American Life; Senior Vice President (1992-1994),
                                                                        Connecticut Mutual.
Cummins, Peter W., 59             Vice President, 1993                Vice President, Individual Annuity Operations (1989-Present),
                                                                        Hartford Life Insurance Company.
deRaismes, Ann M., 45             Vice President, 1994                Vice President (1994-Present), Assistant Vice President
                                                                        (1992), Director of Human Resources (1991-Present),
                                                                        Hartford Life Insurance Company.
Dooley, James R., 59              Vice President, 1977                Vice President, Director Information Services (1973-Present),
                                                                        ITT Hartford.
Fitch, Timothy M., 43             Vice President, 1995                Vice President (1995-Present); Assistant Vice President
                                                                        (1993); Director (1991), Hartford Life.
Frahm, Donald R., 64              Director, 1995*                     Chairman and Chief Executive Officer (1988-Present), ITT
                                                                        Hartford Insurance Group, Inc.

26                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Gardner, Bruce D., 45             Director, 1991*                     Vice President (1996-Present) General Counsel and Corporate
                                                                        Secretary (1991), Hartford Life Insurance Company
Gareau, Joseph H., 49             Executive Vice President, 1993      Executive Vice President and Chief Investment Officer
                                    Chief Investment Officer, 1993      (1993-Present), Hartford Life Insurance Company
                                    Director, 1993*
Gillette, Donald J., 50           Vice President, 1993                Vice President, Director of Marketing (1991-Present), ITT
                                                                        Hartford; MSI Insurance (1986)
Godkin, Lynda, 42                 General Counsel, 1996               Associate General Counsel and Corporate Secretary
                                    Corporate Secretary, 1995           (1995-Present), Assistant General Counsel and Secretary
                                                                        (1994), Counsel (1990), Hartford Life Insurance Company
Grady, Lois W., 51                Vice President, 1993                Vice President (1993-Present), Assistant Vice President
                                                                        (1988), Hartford Life Insurance Company
Hall, David A., 42                Senior Vice President, 1993         Senior Vice President and Actuary (1993-Present), Hartford
                                    Actuary, 1993                       Life Insurance Company
Kanarek, Joseph, 48               Vice President, 1994                Vice President (1991-Present), Director, 1994* Director
                                                                        (1992-Present), Hartford Life Insurance Company
Robert A. Kerzner, 44             Vice President, 1994                Vice President (1994-Present), Regional Vice President
                                                                        (1991), Life Sales Manager (1990), Hartford Life Insurance
                                                                        Company.
Kohlhof, LaVern L., 66            Vice President, 1980                Vice President and Secretary (1980-Present), ITT Hartford
                                    Secretary, 1980
Malchodi, Jr., William B., 45     Vice President, 1994                Vice President (1994-Present), Director of Taxes
                                    Director of Taxes, 1992             (1992-Present), Assistant General Counsel and Assistant
                                                                        Director of Taxes (1986), Hartford Insurance Group
Marra, Thomas M., 37              Executive Vice President, 1995      Senior Vice President (1994), Director of Individual
                                    Director, 1994*                     Annuities (1991), Vice President (1989), Hartford Life
                                                                        Insurance Company
Matthiesen, Steven L., 51         Vice President, 1984                Vice President, Director of New Business (1984-Present), ITT
                                                                        Hartford
Joseph J. Noto, 44                Vice President, 1989                Vice President (1989-Present), Hartford Life Insurance
                                                                        Company.
Raymond, Craig D., 32             Vice President, 1993                Vice President and Chief Actuary (1994-Present), Vice
                                    Chief Actuary, 1994                 President (1993), Assistant Vice President (1992), Actuary
                                                                        (1989-1994), Hartford Life Insurance Company
Schrandt, David T., 48            Vice President, 1987                Vice President, Treasurer and Treasurer, 1987 Controller
                                                                        (1987-Present), ITT Hartford
Smith, Lowndes A., 55             President, 1993                     President and Chief Executive Officer (1993-Present), ITT
                                    Chief Executive Officer, 1993       Hartford; President and Chief Operating Officer
                                    Director, 1985*                     (1989-Present), Hartford Life Insurance Company
Zlatkus, Lizabeth H., 36          Vice President, 1994                Vice President, Director Business Operations (1994),
                                    Director, 1994*                     Assistant Vice President, Director Executive Operations
                                                                        (1992), Executive Staff Assistant to President (1990),
                                                                        Hartford Life Insurance Company

------------------------
 * Denotes year of election to Board of Directors
** ITT Hartford Affiliated Company

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               27
--------------------------------------------------------------------------------

                           DISTRIBUTION OF THE POLICY

    ITT Hartford intends to sell the Policy in all jurisdictions where it is licensed to do business. The Policy will be sold by life insurance sales representatives who represent ITT Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other independent registered Broker-Dealers. Any sales representative or employee will be qualified to sell variable life insurance policies under applicable federal and state laws. Each Broker-Dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Policy. During the first Policy Year, the maximum sales commission payable to ITT Hartford agents, independent registered insurance brokers, and other registered Broker-Dealers, is 45% of the premium paid up to a Target Premium, 1.5% of premium paid between the Target Premium and a 2nd Tier Target Premium and 1% of premium paid in excess of the 2nd Tier Target Premium. For Policy Years 2 and later, either of two commission options may be chosen. After the first Policy Year, sales representative commissions will not exceed either: (1) 2.0% of the premiums paid, or (2) 1.5% of the premium paid in Policy Year 2 and later plus 0.15% of the Account Value in Policy Years 11 and later. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if the Policy terminates prior to the second Policy Anniversary.
                 SAFEKEEPING OF SEPARATE ACCOUNT VL I'S ASSETS

    The assets of the Separate Account are held by ITT Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of ITT Hartford. ITT Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by ITT Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of ITT Hartford.
                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon ITT Hartford's understanding of current Federal income tax laws as they are currently interpreted.
                          TAXATION OF ITT HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of ITT Hartford which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right -- Account Value," on page
10). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    ITT Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for Federal income taxes. If ITT Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.
                      INCOME TAXATION OF CONTRACT BENEFITS

    For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance Contract Owner is generally not taxed on increments in the contract value until the Contract is partially or completely surrendered. Section 7702 limits the amount of premium that may be invested in a Contract that is treated as life insurance. ITT Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.

28                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    During the first fifteen Contract Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Contract.
    The Maturity Date Extension Rider allows a Contract Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Contract is extended by rider, ITT Hartford believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.
                          MODIFIED ENDOWMENT CONTRACTS

    A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premium cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract issued before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

    A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.
                      ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).

    If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.
                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance contract (other than a pension plan policy) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               29
--------------------------------------------------------------------------------

90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    ITT Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. ITT Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.
                         OWNERSHIP OF THE ASSETS IN THE
                                SEPARATE ACCOUNT

    In order for a variable life insurance contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.
    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, ITT Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. ITT Hartford reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.
         LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.
                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Contract Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.
                     NON-INDIVIDUAL OWNERSHIP OF CONTRACTS

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance contracts. Prospective Contract Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.
                            OTHER TAX CONSIDERATIONS

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

30                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    LIFE INSURANCE PURCHASES BY NONRESIDENT
                        ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.
                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Policy, Separate Account VL I or any of the Funds.
                                 LEGAL MATTERS

    Legal matters in connection with the issue and sale of the flexible premium variable life insurance policies described in this Prospectus and the organization of ITT Hartford, its authority to issue the Policy under Connecticut law and the validity of the forms of the Policy under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel and Secretary of ITT Hartford.
                                    EXPERTS

    The statutory financial statements for ITT Hartford Life and Annuity Insurance Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report on the financial statements of ITT Hartford Life and Annuity Insurance Company (the depositor), which includes an explanatory paragraph with respect to changing the valuation method in determining aggregate reserves for future benefits. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

    The hypothetical Policy illustrations included in this Prospectus and Registration Statement have been approved by Ken A. McCullum, FSA, and MAAA, Director of Individual Life Product Development, and are included in reliance upon his opinion as to their reasonableness.
                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning Separate Account VL I, ITT Hartford, and the Policy.

ITT Hartford Life and Annuity Insurance Company                               31
--------------------------------------------------------------------------------

                                   APPENDIX A
                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
                           AND CASH SURRENDER VALUES

The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The illustrations assume the following: a male, preferred, age 55, and a female, preferred, age 50, with $1,000,000 of Face Amount and a premium of $15,500.00 paid in all years; a male, preferred, age 55, and a female, preferred, age 50, with $750,000 of Face Amount and $250,000 of Face Amount and a premium of $7,500.00 paid in all years; a male, preferred, age 65, and a female, preferred, age 65, with $1,000,000 of Face Amount and a premium of $27,000.00 paid for in all years; and a male, preferred, age 65, and a female, preferred, age 65 with $750,000 of Face Amount and $250,000 of Supplemental Face Amount and a premium of $21,500.00 paid in all years.

    The death benefit and surrender value for a Policy would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also differ if any contract loan were made during the period of time illustrated.

    The tables reflect the deductions of current Policy charges and guaranteed Policy charges for a single gross interest rate. The death benefits and surrender values would change if the current Cost of Insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Policy Year take into account an average daily charge equal to an annual charge of 0.70% of the average daily net assets of the Funds for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the 0.70% average daily charge) of -.70%, 5.30% and 11.30%, respectively.

    In addition, the death benefit and surrender value as of the end of each Policy Year take into account the front-end sales load, federal tax charge, premium tax charge, Cost of Insurance Charge, Monthly Administrative Fee, Issue Charge, and Mortality and Expense Risk Charge. For purpose of the illustrations in this Prospectus, the premium tax charge and federal tax charge is assumed to be an average of 3.5%.

    The hypothetical returns shown in the tables are without any tax charges that may be allocable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Charges Against the Separate Account -- Taxes," page
19).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    ITT Hartford will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed Cost of Insurance rates. ITT Hartford will also furnish an additional similar illustration reflecting current Cost of Insurance rates which may be less than, but never greater than, the guaranteed Cost of Insurance rates.

32                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           1,880           0***      250,000        1,880           0***      250,000
      2             6,996           3,849         849***      250,000        3,849         849***      250,000
      3            10,758           5,724       2,724         250,000        5,724       2,724         250,000
      4            14,708           7,498       4,498         250,000        7,498       4,498         250,000
      5            18,856           9,247       6,247         250,000        9,168       6,168         250,000
      6            23,212          10,887       8,159         250,000       10,724       7,996         250,000
      7            27,785          12,433       9,978         250,000       12,153       9,698         250,000
      8            32,586          13,878      11,695         250,000       13,442      11,259         250,000
      9            37,628          15,212      13,302         250,000       14,575      12,665         250,000
     10            42,922          16,429      14,792         250,000       15,539      13,901         250,000
     11            48,481          17,807      16,445         250,000       16,399      15,037         250,000
     12            54,317          19,172      18,082         250,000       17,062      15,972         250,000
     13            60,446          20,385      19,568         250,000       17,518      16,701         250,000
     14            66,880          21,431      20,886         250,000       17,745      17,200         250,000
     15            73,637          22,292      22,020         250,000       17,716      17,443         250,000
     16            80,731          22,949      22,949         250,000       17,401      17,401         250,000
     17            88,180          23,379      23,379         250,000       16,766      16,766         250,000
     18            96,002          23,548      23,548         250,000       15,761      15,761         250,000
     19           104,214          23,422      23,422         250,000       14,331      14,331         250,000
     20           112,838          22,967      22,967         250,000       12,421      12,421         250,000
     25           162,869          15,832      15,832         250,000            0           0               0
     35           308,218               0           0         250,000            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,182 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               33
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                DEATH BENEFIT OPTION: LEVEL $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,026           0***      250,000        2,026           0***      250,000
      2             6,996           4,264       1,264***      250,000        4,264       1,264***      250,000
      3            10,758           6,536       3,536         250,000        6,536       3,536         250,000
      4            14,708           8,838       5,838         250,000        8,838       5,838         250,000
      5            18,856          11,245       8,245         250,000       11,164       8,164         250,000
      6            23,212          13,678      10,951         250,000       13,506      10,779         250,000
      7            27,785          16,154      13,699         250,000       15,853      13,398         250,000
      8            32,586          18,666      16,484         250,000       18,189      16,006         250,000
      9            37,628          21,207      19,297         250,000       20,499      18,589         250,000
     10            42,922          23,772      22,134         250,000       22,767      21,130         250,000
     11            48,481          26,694      25,331         250,000       25,086      23,724         250,000
     12            54,317          29,775      28,685         250,000       27,344      26,254         250,000
     13            60,446          32,887      32,070         250,000       29,529      28,711         250,000
     14            66,880          36,021      35,476         250,000       31,619      31,074         250,000
     15            73,637          39,162      38,890         250,000       33,585      33,313         250,000
     16            80,731          42,297      42,297         250,000       35,397      35,397         250,000
     17            88,180          45,410      45,410         250,000       37,019      37,019         250,000
     18            96,002          48,472      48,472         250,000       38,397      38,397         250,000
     19           104,214          51,459      51,459         250,000       39,475      39,475         250,000
     20           112,838          54,342      54,342         250,000       40,193      40,193         250,000
     25           162,869          67,602      67,602         250,000       35,923      35,923         250,000
     35           308,218          56,159      56,159         250,000            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,597 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,173           0***      250,000        2,173           0***      250,000
      2             6,996           4,698       1,698***      250,000        4,698       1,698***      250,000
      3            10,758           7,420       4,420         250,000        7,420       4,420         250,000
      4            14,708          10,354       7,354         250,000       10,354       7,354         250,000
      5            18,856          13,600      10,600         250,000       13,517      10,517         250,000
      6            23,212          17,105      14,377         250,000       16,925      14,197         250,000
      7            27,785          20,915      18,460         250,000       20,952      18,137         250,000
      8            32,586          25,055      22,873         250,000       24,535      22,353         250,000
      9            37,628          29,554      27,644         250,000       28,770      26,860         250,000
     10            42,922          34,447      32,809         250,000       33,319      31,681         250,000
     11            48,481          40,191      38,828         250,000       38,355      36,992         250,000
     12            54,317          46,601      45,511         250,000       43,793      42,703         250,000
     13            60,446          53,629      52,811         250,000       49,680      48,862         250,000
     14            66,880          61,341      60,796         250,000       56,058      55,513         250,000
     15            73,637          69,814      69,541         250,000       62,976      62,704         250,000
     16            80,731          79,136      79,136         250,000       70,490      70,490         250,000
     17            88,180          89,410      89,410         250,000       78,668      78,668         250,000
     18            96,002         100,750     100,750         250,000       87,577      87,577         250,000
     19           104,214         113,291     113,291         250,000       97,304      97,304         250,000
     20           112,838         127,198     127,198         250,000      107,961     107,961         250,000
     25           162,869         226,444     226,444         250,000      181,353     181,353         250,000
     35           308,218         681,239     681,239         250,000      531,802     531,802         250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $2,031 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               35
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           1,872           0***      251,872        1,872           0***      251,872
      2             6,996           3,824         824***      253,824        3,824         824***      253,824
      3            10,758           5,674       2,674         255,674        5,674       2,674         255,674
      4            14,708           7,414       4,414         257,414        7,414       4,414         257,414
      5            18,856           9,120       6,120         259,120        9,038       6,038         259,038
      6            23,212          10,707       7,979         260,707       10,537       7,809         260,537
      7            27,785          12,189       9,734         262,189       11,896       9,441         261,896
      8            32,586          13,557      11,375         263,557       13,101      10,919         263,101
      9            37,628          14,802      12,892         264,802       14,135      12,225         264,135
     10            42,922          15,916      14,278         265,916       14,982      13,344         264,982
     11            48,481          17,176      15,813         267,176       15,705      14,343         265,705
     12            54,317          18,414      17,324         268,414       16,211      15,121         266,211
     13            60,446          19,480      18,662         269,480       16,490      15,673         266,490
     14            66,880          20,355      19,810         270,355       16,520      15,975         266,520
     15            73,637          21,020      20,748         271,020       16,273      16,000         266,273
     16            80,731          21,454      21,454         271,454       15,721      15,721         265,721
     17            88,180          21,634      21,634         271,634       14,833      14,833         264,833
     18            96,002          21,523      21,523         271,523       13,561      13,561         263,561
     19           104,214          21,085      21,085         271,085       11,856      11,856         261,856
     20           112,838          20,290      20,290         270,290        9,675       9,675         259,675
     25           162,869          11,274      11,274         261,274            0           0               0
     35           308,218               0           0               0            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,157 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,017           0***      252,017        2,017           0***      252,017
      2             6,996           4,237       1,237***      254,237        4,237       1,237***      254,237
      3            10,758           6,479       3,479         256,479        6,479       3,479         256,479
      4            14,708           8,736       5,736         258,736        8,736       5,736         258,736
      5            18,856          11,087       8,087         261,087       11,002       8,002         261,002
      6            23,212          13,444      10,717         263,444       13,264      10,537         263,264
      7            27,785          15,824      13,369         265,824       15,506      13,051         265,506
      8            32,586          18,215      16,032         268,215       17,710      15,528         267,710
      9            37,628          20,606      18,696         270,606       19,854      17,944         269,854
     10            42,922          22,988      21,351         272,988       21,916      20,279         271,916
     11            48,481          25,690      24,327         275,690       23,980      22,617         273,980
     12            54,317          28,518      27,428         278,518       25,926      24,836         275,926
     13            60,446          31,321      30,504         281,321       27,737      26,919         277,737
     14            66,880          34,080      33,535         284,080       29,380      28,835         279,380
     15            73,637          36,770      36,498         286,770       30,817      30,545         280,817
     16            80,731          39,363      39,363         289,363       32,005      32,005         282,005
     17            88,180          41,828      41,828         291,828       32,895      32,895         282,895
     18            96,002          44,119      44,119         294,119       33,420      33,420         283,420
     19           104,214          46,188      46,188         296,188       33,509      33,509         283,509
     20           112,838          47,986      47,986         297,986       33,088      33,088         283,088
     25           162,869          52,781      52,781         302,781       20,679      20,679         270,679
     35           308,218               0           0               0            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,570 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               37
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,163           0***      252,163        2,163           0***      252,163
      2             6,996           4,668       1,668***      254,668        4,668       1,668***      254,668
      3            10,758           7,354       4,354         257,354        7,354       4,354         257,354
      4            14,708          10,233       7,233         260,233       10,233       7,233         260,233
      5            18,856          13,404      10,404         263,404       13,316      10,316         263,316
      6            23,212          16,804      14,076         266,804       16,613      13,885         266,613
      7            27,785          20,472      18,017         270,472       20,128      17,673         270,128
      8            32,586          24,425      22,242         274,425       23,866      21,684         273,866
      9            37,628          28,679      26,769         278,679       27,831      25,921         277,831
     10            42,922          33,258      31,620         283,258       32,026      30,389         282,026
     11            48,481          38,601      37,238         288,601       36,600      35,237         286,600
     12            54,317          44,523      43,433         294,523       41,442      40,352         291,442
     13            60,446          50,925      50,108         300,925       46,570      45,753         296,570
     14            66,880          57,842      57,297         307,842       51,987      51,442         301,987
     15            73,637          65,307      65,035         315,307       57,692      57,420         307,692
     16            80,731          73,355      73,355         323,355       63,683      63,683         313,683
     17            88,180          82,024      82,024         332,024       69,952      69,952         319,952
     18            96,002          91,340      91,340         341,340       76,475      76,475         326,475
     19           104,214         101,336     101,336         351,336       83,222      83,222         333,222
     20           112,838         112,046     112,046         362,046       90,166      90,166         340,166
     25           162,869         179,944     179,944         429,944      126,697     126,697         376,697
     35           308,218         396,129     396,129         646,129      163,485     163,485         413,485

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $2,001 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           1,869           0***      253,250        1,869           0***      253,250
      2             6,996           3,814         814***      256,500        3,814         814***       25,500
      3            10,758           5,650       2,650         259,750        5,650       2,650         259,750
      4            14,708           7,369       4,369         263,000        7,369       4,369         263,000
      5            18,856           9,048       6,048         266,250        8,964       5,964         266,250
      6            23,212          10,597       7,870         269,500       10,422       7,694         269,500
      7            27,785          12,031       9,576         272,750       11,727       9,272         272,750
      8            32,586          13,338      11,156         276,000       12,861      10,678         276,000
      9            37,628          14,506      12,596         279,250       13,802      11,892         279,250
     10            42,922          15,525      13,887         282,500       14,530      12,893         282,500
     11            48,481          16,671      15,308         285,750       15,102      13,739         285,750
     12            54,317          17,781      16,691         289,000       15,416      14,326         289,000
     13            60,446          18,691      17,874         292,250       15,455      14,638         292,250
     14            66,880          19,377      18,832         295,500       15,187      14,642         295,500
     15            73,637          19,811      19,539         298,750       14,571      14,298         298,750
     16            80,731          19,963      19,963         302,000       13,561      13,561         302,000
     17            88,180          19,798      19,798         305,250       12,105      12,105         305,250
     18            96,002          19,264      19,264         308,500       10,127      10,127         308,500
     19           104,214          18,308      18,307         311,750        7,546       7,546         311,750
     20           112,838          16,872      16,872         315,000        4,274       4,274         315,000
     25           162,869           2,177       2,177          331,25            0           0               0
     35           308,218               0           0               0            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,147 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               39
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,015           0***      253,250        2,015           0***      253,250
      2             6,996           4,227       1,227***      256,500        4,227       1,227***      256,500
      3            10,758           6,457       3,457         259,750        6,457       3,457         259,750
      4            14,708           8,697       5,697         263,000        8,697       5,697         263,000
      5            18,856          11,024       8,024         266,250       10,937       7,937         266,250
      6            23,212          13,350      10,623         269,500       13,165      10,438         269,500
      7            27,785          15,691      13,236         272,750       15,363      12,908         272,750
      8            32,586          18,033      15,851         276,000       17,511      15,328         276,000
      9            37,628          20,365      18,455         279,250       19,582      17,672         279,250
     10            42,922          22,676      21,038         282,500       21,554      19,916         282,500
     11            48,481          25,293      23,930         285,750       23,502      22,139         285,750
     12            54,317          28,027      26,937         289,000       25,304      24,214         289,000
     13            60,446          30,722      29,905         292,250       26,937      26,120         292,250
     14            66,880          33,354      32,809         295,500       28,360      27,815         295,500
     15            73,637          35,894      35,621         298,750       29,524      29,251         298,750
     16            80,731          38,310      38,310         302,000       30,371      30,371         302,000
     17            88,180          40,566      40,566         305,250       30,838      30,838         305,250
     18            96,002          42,607      42,607         308,500       30,831      30,831         308,500
     19           104,214          44,374      44,374         311,750       30,249      30,249         311,750
     20           112,838          45,806      45,806         315,000       28,981      28,981         315,000
     25           162,869          47,282      47,282         331,250        7,376       7,376         331,250
     35           308,218               0           0               0            0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,560 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH        ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT        VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   -----------   -----------   ----------
      1             3,413           2,161           0***      253,250        2,161           0***      253,250
      2             6,996           4,659       1,659***      256,500        4,659       1,659***      256,500
      3            10,758           7,335       4,335         259,750        7,335       4,335         259,750
      4            14,708          10,200       7,200         263,000       10,200       7,200         263,000
      5            18,856          13,353      10,353         266,250       13,265      10,265         266,250
      6            23,212          16,733      14,006         269,500       16,539      13,812         269,500
      7            27,785          20,380      17,925         272,750       20,029      17,574         272,750
      8            32,586          24,311      22,128         276,000       23,741      21,558         276,000
      9            37,628          28,545      26,635         279,250       27,678      25,768         279,250
     10            42,922          33,108      31,470         282,500       31,847      30,209         282,500
     11            48,481          38,444      37,082         285,750       36,399      35,037         285,750
     12            54,317          44,376      43,286         289,000       41,233      40,143         289,000
     13            60,446          50,814      49,996         292,250       46,369      45,551         292,250
     14            66,880          57,804      57,259         295,500       51,822      51,277         295,500
     15            73,637          65,397      65,124         298,750       57,603      57,331         298,750
     16            80,731          73,647      73,647         302,000       63,725      63,725         302,000
     17            88,180          82,622      82,622         305,250       70,201      70,201         305,250
     18            96,002          92,383      92,383         308,500       77,033      77,033         308,500
     19           104,214         103,011     103,011         311,750       84,226      84,226         311,750
     20           112,838         114,602     114,602         315,000       91,792      91,792         315,000
     25           162,869         193,630     193,630         331,250      136,348     136,348         331,250
     35           308,218         570,647     570,647         573,656      290,653     290,653         363,750

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,992 IN YEAR TWO. THESE VALUES
      REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH 10 AND 0%
      THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL YEARS. THE
      SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE
      CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.

    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT Hartford Life and Annuity Insurance Company                               41
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

Item 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1995 Form 10-K.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER      SIX MONTHS
                                                         ENDED         ENDED
                                                        JUNE 30,      JUNE 30,
                                                       ----------  --------------
                                                       1996  1995   1996    1995
                                                       ----  ----  ------  ------
                                                       (UNAUDITED)  (UNAUDITED)

 Revenues:

 Premiums and other considerations                     $299  $270  $  943  $  720
 Net investment income                                  318   336     651     675
 Net realized losses on investments                      (1)   (7)     (1)     (6)
                                                       ----  ----  ------  ------
                                                        616   599   1,593   1,389
                                                       ----  ----  ------  ------

 Benefits, Claims and Expenses:

 Benefits, claims and claim adjustment expenses         392   350     788     716
 Amortization of deferred policy acquisition costs       63    50     129      92
 Dividends to policyholders                              61    69     347     297
 Other insurance expenses                                34    85     198     193
                                                       ----  ----  ------  ------
                                                        550   554   1,462   1,298
                                                       ----  ----  ------  ------

 Income Before Income Tax                                66    45     131      91
 Income tax expense                                      23    15      45      30
                                                       ----  ----  ------  ------

 Net Income                                            $ 43  $ 30  $   86  $   61
                                                       ----  ----  ------  ------
                                                       ----  ----  ------  ------

42                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                           JUNE 30,   DECEMBER 31,
                                                             1996         1995
                                                           --------   ------------
                                                                 (UNAUDITED)

                         Assets:

 Investments:
 Fixed maturities, available for sale, at fair value       $ 13,683     $14,400
 Equity securities, at fair value                                65          63
 Mortgage loans, at outstanding principal balance                57         265
 Policy loans, at outstanding balance                         3,756       3,381
 Other investments                                               99         156
                                                           --------   ------------
                                                             17,660      18,265

 Cash                                                            46          46
 Premiums and amounts receivable                                121         165
 Reinsurance recoverable                                      6,696       6,221
 Accrued investment income                                      399         394
 Deferred policy acquisition costs                            2,488       2,188
 Deferred income tax                                            601         420
 Other assets                                                   205         234
 Separate account assets                                     42,569      36,264
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

           Liabilities and Stockholder's Equity

 Future policy benefits                                    $  2,677     $ 2,373
 Other policyholder funds                                    22,570      22,598
 Other liabilities                                            1,294       1,233
 Separate account liabilities                                42,569      36,264
                                                           --------   ------------
                                                             69,110      62,468
                                                           --------   ------------

 Common stock -- authorized 1,000 shares, $5,690 par
  value,
  Issued and outstanding 1,000 shares                             6           6
 Capital surplus                                              1,045       1,007
 Unrealized loss on investments, net of tax                    (235)        (57)
 Retained earnings                                              859         773
                                                           --------   ------------
                                                              1,675       1,729
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               43
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                 ----------------
                                                                  1996     1995
                                                                 -------  -------
                                                                   (UNAUDITED)

 Operating Activities:
 Net Income                                                      $    86  $    61
 Adjustments to net income:
 Net realized investment losses before tax                             1        4
 Net policyholder investment (gains) losses before tax                (4)       2
 Net deferred policy acquisition costs                              (300)    (181)
 Net amortization of premium on fixed maturities                       7        7
 Deferred income tax benefits                                        (88)    (120)
 Decrease in premiums and amounts receivable                          20        3
 Decrease (increase) in other assets                                  26      (33)
 Increase in reinsurance recoverable                                (264)     (60)
 Increase in liability for future policy benefits                    304      354
 Increase in other liabilities                                       150       57
 (Increase) decrease in accrued investment income                     (5)       7
                                                                 -------  -------
 Cash (Used For) Provided By Operating Activities                    (67)     101
                                                                 -------  -------

 Investing Activities:
 Purchases of fixed maturity investments                          (2,717)  (2,150)
 Proceeds from sales of fixed maturity investments                 1,348    2,835
 Maturities and principal paydowns of long-term investments        1,469      574
 Net purchases of other investments                                 (116)  (1,240)
 Net sales (purchases) of short-term investments                     232     (894)
                                                                 -------  -------
 Cash Provided By (Used For) Investing Activities                    216     (875)
                                                                 -------  -------

 Financing Activities:
 Net (disbursements) receipts for investment and UL-type
  contracts (debited) credited to policyholder account balances     (187)     837
 Capital contributions                                                38    --
                                                                 -------  -------
 Cash (Used For) Provided By Financing Activities                   (149)     837
                                                                 -------  -------

 Net Increase In Cash                                              --          63
 Cash at beginning of period                                          46       20
                                                                 -------  -------
 Cash At End Of Period                                           $    46  $    83
                                                                 -------  -------
                                                                 -------  -------

44                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                      QUARTER ENDED JUNE 30, 1996 AND 1995

                                    ILAD        AMS      SPECIALTY     RUNOFF      TOTAL
                                 ----------  ----------  ----------  ----------  ----------
                                 1996  1995  1996  1995  1996  1995  1996  1995  1996  1995
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Revenues                        $252  $218  $100  $ 90  $210  $199  $ 54  $ 92  $616  $599
 Benefits, Claims, Expenses and
  Taxes                           204   186    96    85   204   193    69   105   573   569
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Net Income (Loss)               $ 48  $ 32  $  4  $  5  $  6  $  6  $(15) $(13) $ 43  $ 30
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues, up 16% from prior year. New deposits of fixed and variable annuities in the three months ended June 30, 1996 were approximately $2.7 billion, an increase of over 90% from prior year sales or $1.4 billion, but are not reported as revenues. Net income, up 50% from the same period last year, continues to grow as earnings are generated from an existing asset base. Revenue, new deposit, and net income increases are all indicative of exceptionally strong, stable growth.

ASSET MANAGEMENT SERVICES (AMS)

Continuing to be an industry leader in deferred compensation products, revenues in this segment grew by approximately 14% over the same period last year. Included in 1995 results is a one time benefit of approximately $2 million. Excluding this benefit, net income rose 33% over prior year. Asset Management Services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Net Income in the Specialty segment held steady in the second quarter as compared to the same period last year. In August of 1996, Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is expected that the President will sign this bill. In anticipation of unfavorable tax legislation there were no new deposits of leveraged COLI, but new products, such as variable COLI and other non-qualified deferred compensation vehicles, and new international ventures are being developed to mitigate lost earnings due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               45
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

                                ILAD        AMS      SPECIALTY     RUNOFF        TOTAL
                             ----------  ----------  ----------  ----------  --------------
                             1996  1995  1996  1995  1996  1995  1996  1995   1996    1995
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Revenues                    $524  $407  $200  $196  $753  $593  $116  $193  $1,593  $1,389
 Benefits, claims, expenses
  and taxes                   430   340   192   187   739   582   146   219   1,507   1,328
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Net income (loss)           $ 94  $ 67  $  8  $  9  $ 14  $ 11  $(30) $(26) $   86  $   61
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to approximately $39 billion through June 1996. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first six months of 1996 were approximately $5 billion, but are not reported as revenues, an increase over prior year sales of $1.5 billion or 42%.

ASSET MANAGEMENT SERVICES (AMS)

This segment is one of the top providers of deferred compensation products in the country. Net income increased by 14% over prior year, excluding a one time benefit of approximately $2 million in 1995. Asset Management services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Increased net income in the Specialty segment is attributable to net investment income and other revenues on the existing block of corporate owned life insurance (COLI) business. In August of 1996 Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is anticipated that the President will sign this bill. Although there were no new deposits of leveraged COLI in the first half of 1996, new products, including variable COLI and other non-qualified deferred compensation vehicles, are being developed. Also, expansion into new international ventures should further mitigate the earnings lost due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

46                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
    ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of ITT Hartford Life and Annuity Insurance Company (a Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1995 and 1994, and the related statutory statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with statutory accounting practices as described in Note 1.

As discussed in Note 1 of notes to statutory financial statements, the Company changed its valuation method in determining aggregate reserves for future benefits.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 24, 1996

ITT Hartford Life and Annuity Insurance Company                               47
--------------------------------------------------------------------------------
                         STATUTORY STATEMENTS OF INCOME

                                                                                                FOR THE YEARS ENDED
                                                                                                    DECEMBER 31,
                                                                                             --------------------------
                                                                                                 1995          1994
                                                                                             ------------  ------------
Revenues
  Premiums and Annuity Considerations......................................................  $    165,792  $    442,173
  Annuity and Other Fund Deposits..........................................................     1,087,661       608,685
  Net Investment Income....................................................................        78,787        29,012
  Commissions and Expense Allowances on Reinsurance
   Ceded...................................................................................       183,380       154,527
  Reserve Adjustment on Reinsurance Ceded..................................................     1,879,785     1,266,926
  Other Revenues...........................................................................       140,796        41,857
                                                                                             ------------  ------------
    Total Revenues.........................................................................     3,536,201     2,543,180
                                                                                             ------------  ------------
Benefits and Expenses
  Death and Annuity Benefits...............................................................        53,029         7,948
  Surrenders and Other Benefit Payments....................................................       221,392       181,749
  Commissions and Other Expenses...........................................................       236,202       186,303
  Increase in Reserves for Future Benefits.................................................        94,253       416,748
  Increase in Liability for Premium and Other Deposit Funds................................       460,124       182,934
  Net Transfers to Separate Accounts.......................................................     2,414,669     1,541,419
                                                                                             ------------  ------------
    Total Benefits and Expenses............................................................     3,479,669     2,517,101
                                                                                             ------------  ------------
Net Gain (Loss) from Operations before Federal Income Tax Expense..........................        56,532        26,079
  Federal Income Tax Expense...............................................................        14,048        24,038
                                                                                             ------------  ------------
Net Gain (Loss) from Operations............................................................        42,484         2,041
  Net Realized Capital Gains (Losses)......................................................           374            (2)
                                                                                             ------------  ------------
Net Income (Loss)..........................................................................  $     42,858  $      2,039
                                                                                             ------------  ------------
                                                                                             ------------  ------------


                                                                                                 1993
                                                                                             ------------
Revenues
  Premiums and Annuity Considerations......................................................  $     14,281
  Annuity and Other Fund Deposits..........................................................     1,986,140
  Net Investment Income....................................................................         7,970
  Commissions and Expense Allowances on Reinsurance
   Ceded...................................................................................        60,700
  Reserve Adjustment on Reinsurance Ceded..................................................             0
  Other Revenues...........................................................................       369,598
                                                                                             ------------
    Total Revenues.........................................................................     2,438,689
                                                                                             ------------
Benefits and Expenses
  Death and Annuity Benefits...............................................................         3,192
  Surrenders and Other Benefit Payments....................................................         4,955
  Commissions and Other Expenses...........................................................       132,169
  Increase in Reserves for Future Benefits.................................................         5,120
  Increase in Liability for Premium and Other Deposit Funds................................       281,024
  Net Transfers to Separate Accounts.......................................................     2,013,183
                                                                                             ------------
    Total Benefits and Expenses............................................................     2,439,643
                                                                                             ------------
Net Gain (Loss) from Operations before Federal Income Tax Expense..........................          (954)
  Federal Income Tax Expense...............................................................        11,270
                                                                                             ------------
Net Gain (Loss) from Operations............................................................       (12,224)
  Net Realized Capital Gains (Losses)......................................................           877
                                                                                             ------------
Net Income (Loss)..........................................................................  $    (11,347)
                                                                                             ------------
                                                                                             ------------

   The accompanying notes are an integral part of these financial statements

48                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                            STATUTORY BALANCE SHEETS

                                                                                                               AS OF
                                                                                                            DECEMBER 31,
                                                                                                            ------------
                                                                                                                1995
                                                                                                            ------------
Assets
  Bonds...................................................................................................  $  1,226,489
  Common Stocks...........................................................................................        39,776
  Policy Loans............................................................................................        22,521
  Cash and Short-Term Investments.........................................................................       173,304
  Other Invested Assets...................................................................................        13,432
                                                                                                            ------------
    Total Cash and Invested Assets........................................................................     1,475,522
                                                                                                            ------------
  Investment Income Due and Accrued.......................................................................        18,021
  Premium Balances Receivable.............................................................................           402
  Receivables from Affiliates.............................................................................         8,182
  Other Assets............................................................................................        25,907
  Separate Account Assets.................................................................................     7,324,910
                                                                                                            ------------
    Total Assets..........................................................................................  $  8,852,944
                                                                                                            ------------
                                                                                                            ------------
Liabilities
  Aggregate Reserves for Future Benefits..................................................................  $    542,082
  Policy and Contract Claims..............................................................................         8,223
  Liability for Premium and Other Deposit Funds...........................................................       948,361
  Asset Valuation Reserve.................................................................................         8,010
  Payable to Affiliates...................................................................................         3,682
  Other Liabilities.......................................................................................      (220,658)
  Separate Account Liabilities............................................................................     7,324,910
                                                                                                            ------------
    Total Liabilities.....................................................................................     8,614,610
                                                                                                            ------------
Capital and Surplus
  Common Stock............................................................................................         2,500
  Gross Paid-In and Contributed Surplus...................................................................       226,043
  Unassigned Funds........................................................................................         9,791
                                                                                                            ------------
    Total Capital and Surplus.............................................................................       238,334
                                                                                                            ------------
Total Liabilities and Capital and Surplus.................................................................  $  8,852,944
                                                                                                            ------------
                                                                                                            ------------


                                                                                                                1994
                                                                                                            ------------
Assets
  Bonds...................................................................................................  $    798,501
  Common Stocks...........................................................................................         2,275
  Policy Loans............................................................................................        20,145
  Cash and Short-Term Investments.........................................................................        84,312
  Other Invested Assets...................................................................................         2,519
                                                                                                            ------------
    Total Cash and Invested Assets........................................................................       907,752
                                                                                                            ------------
  Investment Income Due and Accrued.......................................................................        12,757
  Premium Balances Receivable.............................................................................           467
  Receivables from Affiliates.............................................................................         2,861
  Other Assets............................................................................................        13,749
  Separate Account Assets.................................................................................     3,588,077
                                                                                                            ------------
    Total Assets..........................................................................................  $  4,525,663
                                                                                                            ------------
                                                                                                            ------------
Liabilities
  Aggregate Reserves for Future Benefits..................................................................  $    447,284
  Policy and Contract Claims..............................................................................         9,902
  Liability for Premium and Other Deposit Funds...........................................................       479,202
  Asset Valuation Reserve.................................................................................         2,422
  Payable to Affiliates...................................................................................         7,840
  Other Liabilities.......................................................................................      (100,349)
  Separate Account Liabilities............................................................................     3,588,077
                                                                                                            ------------
    Total Liabilities.....................................................................................     4,434,378
                                                                                                            ------------
Capital and Surplus
  Common Stock............................................................................................         2,500
  Gross Paid-In and Contributed Surplus...................................................................       114,109
  Unassigned Funds........................................................................................       (25,324)
                                                                                                            ------------
    Total Capital and Surplus.............................................................................        91,285
                                                                                                            ------------
Total Liabilities and Capital and Surplus.................................................................  $  4,525,663
                                                                                                            ------------
                                                                                                            ------------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               49
--------------------------------------------------------------------------------
                       STATUTORY STATEMENTS OF CHANGES IN
                              CAPITAL AND SURPLUS

                                                                                                      FOR THE YEARS ENDED
                                                                                                         DECEMBER 31,
                                                                                                     ---------------------
                                                                                                        1995       1994
                                                                                                     ----------  ---------
Capital and Surplus -- Beginning of Year...........................................................  $   91,285  $  88,693
                                                                                                     ----------  ---------
  Net Income (Loss)................................................................................      42,858      2,039
  Net Unrealized Gains (Losses)....................................................................       1,709       (133)
  Change in Asset Valuation Reserve................................................................      (5,588)    (1,356)
  Change in Non-Admitted Assets....................................................................      (1,944)    (8,599)
  Change in Reserve (calculation basis--see Note 1)................................................           0     10,659
  Aggregate Write-ins for Surplus (see Note 3).....................................................       8,080        (18)
  Dividends to Shareholder.........................................................................     (10,000)         0
  Paid-in Surplus..................................................................................     111,934          0
                                                                                                     ----------  ---------
    Change in Capital and Surplus..................................................................     147,049      2,592
                                                                                                     ----------  ---------
Capital and Surplus -- End of Year.................................................................  $  238,334  $  91,285
                                                                                                     ----------  ---------
                                                                                                     ----------  ---------


                                                                                                        1993
                                                                                                     ----------
Capital and Surplus -- Beginning of Year...........................................................  $   30,027
                                                                                                     ----------
  Net Income (Loss)................................................................................     (11,347)
  Net Unrealized Gains (Losses)....................................................................      (1,198)
  Change in Asset Valuation Reserve................................................................         135
  Change in Non-Admitted Assets....................................................................       1,076
  Change in Reserve (calculation basis--see Note 1)................................................           0
  Aggregate Write-ins for Surplus (see Note 3).....................................................           0
  Dividends to Shareholder.........................................................................           0
  Paid-in Surplus..................................................................................      70,000
                                                                                                     ----------
    Change in Capital and Surplus..................................................................      58,666
                                                                                                     ----------
Capital and Surplus -- End of Year.................................................................  $   88,693
                                                                                                     ----------
                                                                                                     ----------

   The accompanying notes are an integral part of these financial statements

50                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                       STATUTORY STATEMENTS OF CASH FLOW
                                     ($000)

                                                                                                FOR THE YEARS ENDED
                                                                                                    DECEMBER 31,
                                                                                             --------------------------
                                                                                                 1995          1994
                                                                                             ------------  ------------
Operations
  Premiums, Annuity Considerations and Fund Deposits.......................................  $  1,253,511  $  1,050,493
  Investment Income........................................................................        78,328        24,519
  Other Income.............................................................................     2,253,466     1,515,700
                                                                                             ------------  ------------
    Total Income...........................................................................     3,585,305     2,590,712
                                                                                             ------------  ------------
  Benefits Paid............................................................................       277,965       181,205
  Federal Income Taxes Paid on Operations..................................................       208,423        20,634
  Other Expenses...........................................................................     2,664,385     1,832,905
                                                                                             ------------  ------------
    Total Benefits and Expenses............................................................     3,150,773     2,034,744
                                                                                             ------------  ------------
    Net Cash From Operations...............................................................       434,532       555,968
                                                                                             ------------  ------------
Proceeds from Investments
  Bonds....................................................................................       287,941        87,747
  Common Stocks............................................................................            52             0
  Other....................................................................................            28            40
                                                                                             ------------  ------------
    Net Investment Proceeds................................................................       288,021        87,787
                                                                                             ------------  ------------
  Tax on Capital Gains.....................................................................           226           (96)
  Paid-in-Surplus..........................................................................       111,934             0
  Other Cash Provided......................................................................        28,199        30,554
                                                                                             ------------  ------------
    Total Proceeds.........................................................................       862,460       674,405
                                                                                             ------------  ------------
Cost of Investments Acquired
  Bonds....................................................................................       720,521       595,181
  Common Stocks............................................................................        35,794           808
  Miscellaneous Applications...............................................................         2,146         2,523
                                                                                             ------------  ------------
    Total Investments Acquired.............................................................       758,461       598,512
                                                                                             ------------  ------------
Other Cash Applied
  Dividends Paid to Stockholder............................................................        10,000             0
  Other....................................................................................         5,007        24,813
                                                                                             ------------  ------------
    Total Other Cash Applied...............................................................        15,007        24,813
                                                                                             ------------  ------------
      Total Applications...................................................................       773,468       623,325
                                                                                             ------------  ------------
Net Change in Cash and Short-Term Investments..............................................        88,992        51,080
Cash and Short-Term Investments, Beginning of Year.........................................        84,312        33,232
                                                                                             ------------  ------------
Cash and Short-Term Investments, End of Year...............................................  $    173,304  $     84,312
                                                                                             ------------  ------------
                                                                                             ------------  ------------


                                                                                                 1993
                                                                                             ------------
Operations
  Premiums, Annuity Considerations and Fund Deposits.......................................  $  2,000,492
  Investment Income........................................................................         5,594
  Other Income.............................................................................       434,851
                                                                                             ------------
    Total Income...........................................................................     2,440,937
                                                                                             ------------
  Benefits Paid............................................................................         8,215
  Federal Income Taxes Paid on Operations..................................................         9,666
  Other Expenses...........................................................................     2,231,477
                                                                                             ------------
    Total Benefits and Expenses............................................................     2,249,358
                                                                                             ------------
    Net Cash From Operations...............................................................       191,579
                                                                                             ------------
Proceeds from Investments
  Bonds....................................................................................        88,334
  Common Stocks............................................................................             0
  Other....................................................................................        23,638
                                                                                             ------------
    Net Investment Proceeds................................................................       111,972
                                                                                             ------------
  Tax on Capital Gains.....................................................................           376
  Paid-in-Surplus..........................................................................        70,000
  Other Cash Provided......................................................................             0
                                                                                             ------------
    Total Proceeds.........................................................................       373,175
                                                                                             ------------
Cost of Investments Acquired
  Bonds....................................................................................       314,933
  Common Stocks............................................................................           567
  Miscellaneous Applications...............................................................             0
                                                                                             ------------
    Total Investments Acquired.............................................................       315,500
                                                                                             ------------
Other Cash Applied
  Dividends Paid to Stockholder............................................................             0
  Other....................................................................................        24,626
                                                                                             ------------
    Total Other Cash Applied...............................................................        24,626
                                                                                             ------------
      Total Applications...................................................................       340,126
                                                                                             ------------
Net Change in Cash and Short-Term Investments..............................................        33,049
Cash and Short-Term Investments, Beginning of Year.........................................           183
                                                                                             ------------
Cash and Short-Term Investments, End of Year...............................................  $     33,232
                                                                                             ------------
                                                                                             ------------

   The accompanying notes are an integral part of these financial statements.

ITT Hartford Life and Annuity Insurance Company                               51
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company (ILA or the Company), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company (HLIC), which is an indirect subsidiary of ITT Hartford Group, Inc. (ITT Hartford), formerly a wholly owned subsidiary of ITT Corporation (ITT). On December 19, 1995, ITT Corporation distributed all the outstanding shares of ITT Hartford Group to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, ITT Hartford became an independent, publicly traded company.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the Insurance Department of the State of Wisconsin.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilties and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statutory  accounting practices and generally accepted accounting principles
(GAAP) differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, generally, for universal life policies and investment products, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agent's balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an optional basis, immediate recognition or a twenty year phase-in approach, whereas GAAP liabilities were established at date of adoption;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest
Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

52                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (9) the reporting of fixed maturities at amortized cost, where GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for-sale" and accordingly, these investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Gain/Loss on Investments, Net of Tax". For statutory reporting purposes, Net Unrealized Loss on Investments represents unrealized gains or losses on common stock and other bonds reported at fair value; and
    (10) separate account liabilties are valued on the Commissioner's Annuity Reserve Valuation Method (CARVM), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of December 31, 1995, 1994 and 1993, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                                                                                   1995         1994
                                                                                                -----------  -----------
GAAP Net Income:..............................................................................  $    38,821  $    23,295
  Amortization and deferral of policy acquisition costs.......................................     (174,341)    (117,863)
  Benefit reserve adjustment..................................................................       31,392       30,912
  Deferred taxes..............................................................................        2,801       (9,267)
  Separate accounts...........................................................................      146,635       75,941
  Coinsurance.................................................................................            0        3,472
  Other, net..................................................................................       (2,450)      (4,451)
  Statutory Net Income (Loss).................................................................  $    42,858  $     2,039
GAAP Capital and Surplus......................................................................  $   455,541  $   199,785
  Deferred policy acquisition costs...........................................................     (596,542)    (422,201)
  Benefit reserve adjustment..................................................................       74,782       85,191
  Deferred taxes..............................................................................        1,493       13,257
  Separate accounts...........................................................................      333,123      186,488
  Asset valuation reserve.....................................................................       (8,010)      (2,422)
  Coinsurance.................................................................................            0            0
  Unrealized gain (loss) on bonds.............................................................       (1,696)      21,918
  Adjustment relating to Lyndon contribution..................................................      (41,277)           0
  Other, net..................................................................................       20,920        9,269
  Statutory Capital and Surplus...............................................................  $   238,334  $    91,285

                                                                                                   1993
                                                                                                -----------
GAAP Net Income:..............................................................................  $     6,071
  Amortization and deferral of policy acquisition costs.......................................     (147,700)
  Benefit reserve adjustment..................................................................       14,059
  Deferred taxes..............................................................................       (7,123)
  Separate accounts...........................................................................      110,547
  Coinsurance.................................................................................       11,578
  Other, net..................................................................................        1,221
  Statutory Net Income (Loss).................................................................  $   (11,347)
GAAP Capital and Surplus......................................................................  $   198,408
  Deferred policy acquisition costs...........................................................     (304,338)
  Benefit reserve adjustment..................................................................       43,621
  Deferred taxes..............................................................................       13,706
  Separate accounts...........................................................................      110,547
  Asset valuation reserve.....................................................................       (1,066)
  Coinsurance.................................................................................       22,642
  Unrealized gain (loss) on bonds.............................................................            0
  Adjustment relating to Lyndon contribution..................................................            0
  Other, net..................................................................................        5,173
  Statutory Capital and Surplus...............................................................  $    88,693

AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND
OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with presently accepted actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables at various rates ranging from 2.5% to 6.0%. Accumulation and on-benefit annuity reserves are based principally on Individual Annuity tables at various rates ranging from 2.5% to 8.75% and using the Commissioner's Annuity Reserve Valuation Method (CARVM). Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statements of Income.

    During 1994, the Company changed the valuation method on aggregate reserves for future benefits resulting in a $10.7 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the National Association of Insurance Commissioners (NAIC) Securities Valuation Office (SVO) are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               53
--------------------------------------------------------------------------------

    Changes in unrealized capital gains and losses on common stock are reported as additions to or reductions of surplus. The Asset Valuation Reserve is designed to provide a standardized reserve process for realized and unrealized losses due to the default and equity risks associated with invested assets. The reserve increased by $5,588, $1,356 and $135 in 1995, 1994 and 1993, respectively. Additionally, the Interest Maintenance Reserve (IMR) captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes, not included in IMR are reported in the Statutory Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital gains reclassified from the IMR was $39 in 1995 and the amount of net capital losses was $67 and $264 in 1994 and 1993, respectively. The amount of income amortized was $256, $114 and $178 in 1995, 1994 and 1993, respectively.

OTHER LIABILITIES
    The amount reflected in other liabilities includes a receivable from the separate accounts of $333.1, $186.5 million in 1995 and 1994, respectively. The balances are classified in accordance with NAIC accounting practices.
 2. INVESTMENTS:

    (A) COMPONENTS OF NET INVESTMENT INCOME

                          1995       1994       1993
                        ---------  ---------  ---------
Interest income from
 fixed maturity
 securities...........  $  76,100  $  28,335  $   7,541
Interest income from
 policy loans.........      1,504        454        124
Interest and dividends
 from other
 investments..........      2,288      1,069        481
                        ---------  ---------  ---------
Gross investment
 income...............     79,892     29,858      8,146
Less: investment
 expenses.............      1,105        846        176
Net investment
 income...............  $  78,787  $  29,012  $   7,970
                        ---------  ---------  ---------
                        ---------  ---------  ---------

    (B) UNREALIZED GAINS (LOSSES) ON COMMON STOCKS

                               1995       1994       1993
                             ---------  ---------  ---------
Gross unrealized gains at
 end of year...............  $   1,724  $      75  $     148
Gross unrealized losses at
 end of year...............          0        (60)         0
                             ---------  ---------  ---------
Net unrealized gains.......      1,724         15        148
Balance at beginning of
 year......................         15        148         93
                             ---------  ---------  ---------
Change in net unrealized
 gains on common stocks....  $   1,709  $    (133) $      55
                             ---------  ---------  ---------
                             ---------  ---------  ---------

    (C) UNREALIZED GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                         1995        1994       1993
                      ----------  ----------  ---------
Gross unrealized
 gains at end of
 year...............  $   22,251  $      986  $   5,916
Gross unrealized
 losses at end of
 year...............      (1,374)    (34,718)      (684)
                      ----------  ----------  ---------
Net unrealized gains
 (losses) after
 tax................      20,877     (33,732)     5,232
Balance at beginning
 of year............     (33,732)      5,232      2,287
                      ----------  ----------  ---------
Change in net
 unrealized gains
 (losses) on bonds
 and short-term
 investments........  $   54,609  $  (38,964) $   2,945
                      ----------  ----------  ---------
                      ----------  ----------  ---------

    (D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                              1995       1994       1993
                            ---------  ---------  ---------
Bonds and short term
 investments..............  $     156  $    (101) $    (316)
Common stocks.............         52          0          0
Real estate and other.....          0         34      1,316
                            ---------  ---------  ---------
Realized gains (losses)...        208        (67)     1,000
Capital gains (benefit)
 taxes....................       (205)         2        386
                            ---------  ---------  ---------
Net realized capital gains
 (losses) after tax.......        413        (69)       614
Less: IMR capital gains
 (losses).................         39        (67)      (263)
                            ---------  ---------  ---------
Net realized capital gains
 (losses).................  $     374  $      (2) $     877
                            ---------  ---------  ---------
                            ---------  ---------  ---------

54                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1995 and 1994.

    (F) CONCENTRATION OF CREDIT RISK
    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

    (G) BONDS, SHORT-TERM AND COMMON STOCK INVESTMENTS

                                                                                                    1995
                                                                                   --------------------------------------
                                                                                                    GROSS        GROSS
                                                                                    AMORTIZED    UNREALIZED   UNREALIZED
                                                                                       COST         GAINS       LOSSES
                                                                                   ------------  -----------  -----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,268   $      14    $    (248)
  -- guaranteed and sponsored -- asset backed....................................       176,160       4,644         (682)
States, municipalities and political subdivisions................................        16,948          38           (6)
International governments........................................................         5,402         441            0
Public utilities.................................................................       108,083       1,652          (90)
All other corporate..............................................................       374,058       8,145         (248)
All other corporate -- asset backed..............................................       410,197       5,841          (89)
Short-term investments...........................................................       139,011          18            0
Certificates of deposit..........................................................        91,373       1,458          (11)
                                                                                   ------------  -----------  -----------
    Total........................................................................  $  1,365,500   $  22,251    $  (1,374)
                                                                                   ------------  -----------  -----------
                                                                                   ------------  -----------  -----------


                                                                                       FAIR
                                                                                      VALUE
                                                                                   ------------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,034
  -- guaranteed and sponsored -- asset backed....................................       180,122
States, municipalities and political subdivisions................................        16,980
International governments........................................................         5,843
Public utilities.................................................................       109,645
All other corporate..............................................................       381,955
All other corporate -- asset backed..............................................       415,949
Short-term investments...........................................................       139,029
Certificates of deposit..........................................................        92,820
                                                                                   ------------
    Total........................................................................  $  1,386,377
                                                                                   ------------
                                                                                   ------------

                                                                                                     1995
                                                                               ------------------------------------------------
                                                                                               GROSS        GROSS
                                                                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                                  COST         GAINS       LOSSES       VALUE
                                                                               -----------  -----------  -----------  ---------
Common Stock -- Unaffiliated.................................................   $   2,668    $     555    $       0   $   3,223
Common Stock -- Affiliated...................................................      35,384        1,169            0      36,553
                                                                               -----------  -----------  -----------  ---------
    Total Common Stock.......................................................   $  38,052    $   1,724           $0   $  39,776
                                                                               -----------  -----------  -----------  ---------
                                                                               -----------  -----------  -----------  ---------

                                                                                                    1994
                                                                             --------------------------------------------------
                                                                                             GROSS         GROSS
                                                                             AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                                                COST         GAINS        LOSSES       VALUE
                                                                             ----------  -------------  -----------  ----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored..............................................  $  175,925    $       0     $ (12,059)  $  163,866
  -- guaranteed and sponsored -- asset backed..............................     142,318          382        (4,911)     137,789
States, municipalities and political subdivisions..........................      10,409            0          (603)       9,806
International governments..................................................       2,248            0           (69)       2,179
Public utilities...........................................................      29,509           31        (1,271)      28,269
All other corporate........................................................     257,301          246        (9,452)     248,095
All other corporate -- asset backed........................................     112,390          327        (4,066)     108,651
Short-term investments.....................................................      56,365            0             0       56,365
Certificates of deposit....................................................      68,401            0        (2,287)      66,114
                                                                             ----------        -----    -----------  ----------
    Total..................................................................  $  854,866    $     986     $ (34,718)  $  821,134
                                                                             ----------        -----    -----------  ----------
                                                                             ----------        -----    -----------  ----------

                                                                                                        1994
                                                                                ----------------------------------------------------
                                                                                                 GROSS          GROSS
                                                                                 AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                                                   COST          GAINS         LOSSES        VALUE
                                                                                -----------  -------------  -------------  ---------
Common Stock -- Unaffiliated..................................................   $   2,260     $      75      $     (60)   $   2,275

    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1995 by management's anticipated maturity are shown below. Asset backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               55
--------------------------------------------------------------------------------

over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                       AMORTIZED     ESTIMATED
MATURITY                                  COST       FAIR VALUE
------------------------------------  ------------  ------------
Due in one year or less.............  $    439,793  $    442,327
Due after one year through five
 years..............................       840,088       855,741
Due after five years through ten
 years..............................        80,820        83,432
Due after ten years.................         4,799         4,877
                                      ------------  ------------
Total...............................  $  1,365,500  $  1,386,377
                                      ------------  ------------
                                      ------------  ------------

    Proceeds from sales of investments in bonds and short-term investments during 1995, 1994 and 1993 were $313,961, $117,912 and $333,023, respectively, resulting in gross realized gains of $1,419, $518 and $937, respectively, and gross realized losses of $1,263, $624 and $1,255, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

    (H) FAIR VALUE OF FINANCIAL INSTRUMENTS
                              BALANCE SHEET ITEMS:
                                 (IN MILLIONS)

                                    1995                    1994
                           ----------------------  ----------------------
                            CARRYING      FAIR      CARRYING      FAIR
                             AMOUNT       VALUE      AMOUNT       VALUE
                           -----------  ---------  -----------  ---------
ASSETS
  Fixed maturities.......   $   1,366   $   1,386   $     855   $     821
  Common stocks..........          40          40           2           2
  Policy loans...........          23          23          20          20
  Miscellaneous..........          13          13           2           2
LIABILITIES
  Liabilities on
   investment
   contracts.............   $   1,031   $     981   $     534   $     526

    The  carrying  amounts  for  policy  loans  approximates  fair  value.   The
liabilities are determined by forecasting future cash flows discounted at current market rates.
 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within ITT Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in fixed maturities, equity securities and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.
 4. FEDERAL INCOME TAXES:

    The Company is included in the consolidated Federal income tax return of ITT Hartford and its includable subsidiaries. Allocation of taxes is based primarily upon separate company tax return calculations with current credit for net losses used in consolidation except that increases resulting from consolidation are allocated in proportion to separate return amounts. Intercompany Federal income tax balances are generally settled quarterly with Hartford Fire Insurance Company (Hartford Fire), a subsidiary of ITT Hartford. Federal income taxes paid by the Company were $215,921, $20,538, and $10,042 in 1995, 1994 and 1993, respectively. The effective tax rate was 25%, 92%, and 1,181% in 1995, 1994, and 1993 respectively. The following schedule provides a reconciliation of the effective tax rate (in millions).

                                                                   1995   1994   1993
                                                                   ----   ----   ---
Tax provision (benefit) at US statutory rate.....................    20     9    (1)
Tax acquisiton deferred costs....................................     8     8    10
Statutory to tax reserves........................................     3     5     0
Investments and other............................................   (17)    2     2
Federal income tax expense.......................................    14    24    11

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Wisconsin insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. ILA paid dividends of $10 million to its parent, HLIC, in 1995. No dividends were paid in 1994 and 1993. As a result of the distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in capital.
 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in ITT Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the

56                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $1,034, $1,211, and $765 in 1995, 1994 and 1993, respectively. Liabilities for the plan are held by Hartford Fire.

    The Company also participates in ITT Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of Hartford Fire. The cost to ILA was not material in 1995, 1994 and 1993.

    The Company's employees are included in Hartford Fire's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by Hartford Fire for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1995, 1994 and 1993.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long term disability. Post-employment benefit expense was not material in 1995, 1994 and 1993.
 7. REINSURANCE:

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                              FOR THE YEARS ENDED DECEMBER 31
                            -----------------------------------
                               1995        1994         1993
                            ----------  -----------  ----------
Direct premiums...........  $  159,918  $   133,180  $  131,586
Premiums assumed..........      13,299          960         841
Premiums ceded............       7,425     (308,033)    118,146
Premiums and annuity
 considerations...........     165,792      442,173      14,281

    In December 1994 the Company ceded to a third party, on a modified coinsurance basis, 80% of the variable annuity business written in 1994. The ceded business includes both general and separate account liabilities. As a result of the agreement ILA transferred approximately $1,352 million in assets and liabilities. The financial impact of the cession was an increase of approximately $15 million to net income and surplus.

    In November 1994, the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company (PWLIC). As a result of the agreement, ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of the cession was an increase of approximately $765 to net income and surplus.

    In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business, written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The impact of the transaction was a decrease of approximately $15 million to net income and surplus.

    In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of Hartford Life and Accident, an affiliate. As a result of this transaction, the assets and liabilities of the Company increased approximately $1 billion, substantially all of which was transferred to the separate accounts of the Company. The remaining assets and liabilities (approximately $41 million) were transferred in October 1995. The impact of these transactions on net income and surplus was not significant.
 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $7.3 billion and $3.6 billion at December 31, 1995 and 1994, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with the Commissioners Annuity Reserve Valuation Method (CARVM), which approximates the market value less applicable surrender

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               57
--------------------------------------------------------------------------------

charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $72 million, $42 million, and $6 million in 1995, 1994, and 1993, respectively.
 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1995, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the course normal of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the company in certain states. ILA paid guaranty fund assessments of $1,684, $583, and $495 in 1995, 1994, and 1993,
respectively.

                          CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of ___ pages.

    The undertaking to file reports.

    The Rule 484 undertaking.


    The signature page.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.


    (A1) Resolution of Board of Directors of the Company authorizing the Separate Account is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement File No. 33-61267, filed on January 23, 1996.

    (A2)  Not applicable.


    (A3a) Principal Underwriting Agreement is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


    (A3b) Form of Selling Agreements is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


    (A3c) Not applicable.

    (A4)  Not applicable.


    (A5) Form of Flexible Premium Variable Life Insurance Policy is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


    (A6a) Charter of ITT Hartford Life and Annuity Insurance Company is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


    (A6b) Bylaws of ITT Hartford Life and Annuity Insurance Company is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.

    (A7)  Not applicable.

    (A8)  Not applicable.

    (A9)  Not applicable.

    (A10) Form of Application for Flexible Premium Variable Life Insurance Policies is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement File No. 33-61267, filed on January 23, 1996.


    (A11) Memorandum describing transfer and redemption procedures is incorporated by reference to Pre-Effective Amendment
          No. 1 to the Registration Statement No. 333-07465 filed on November 4, 1996.


(2) Opinion and consent of Lynda Godkin, General Counsel is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4) Not applicable.


(5) Opinion and consent of Ken A. McCullum, FSA, MAAA is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


(6) Consent of Arthur Andersen LLP Independent Public Accountants - filed herewith.


(7) Power of Attorney is incorporated by reference to the Registration Statement File No. 333-07471, filed on July 2, 1996.


HL/Sep Acct VL I/333-07471

                       REPRESENTATION OF REASONABLENESS OF FEES


ITT Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ITT Hartford.

                             UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account VL I meets the definition of "Separate Account" under Rule 6e-3(T).

2.  The Registrant represents that:
    (a)  it relies on Rule 6e-3(T)(b)(13)(ii)(F) to offer the Policies;
    (b) the level of mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.
    (c) the Company has conducted a survey of similar policies and insurers and determined that the charge is within the range of industry practice;
    (d) the Company undertakes to keep and make available to the Commission upon request the documents we used to support the representation in
         (b); and
    (e) the Company further represents that the account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve a plan under Rule 12b-1 to finance distribution expenses.
    (f) The life insurer has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account benefits the separate account and contractholders and will keep and make available to the Commission on request a memorandum setting for the basis for this representation.

                            UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees as follows:

SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or
(b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city of Simsbury, and the State of Connecticut on the 7th day of November, 1996.

                         ITT HARTFORD LIFE AND ANNUITY INSURANCE
                         COMPANY
                         SEPARATE ACCOUNT VL I
                         (Registrant)

                          By:    /s/ Gregory A. Boyko
                              -------------------------------------------------
                               Gregory A. Boyko, Vice President & Controller

                          ITT HARTFORD LIFE AND ANNUITY INSURANCE
                          COMPANY
                          (Depositor)

                           By:   /s/ Gregory A. Boyko
                               ------------------------------------------------
                                Gregory A.  Boyko, Vice President & Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Donald R. Frahm, Director *
Bruce D. Gardner, Director *
Joseph H. Gareau, Executive Vice
    President, Chief Investment
    Officer, Director *
Joseph Kanarek, Vice President,
    Director
Thomas M. Marra, Executive Vice        *By:    /s/ Lynda Godkin
   President, Director *                     ----------------------------------
Lowndes A. Smith, President,                           Lynda Godkin
   Chief Executive Officer,                          Attorney-In-Fact
   Director *
Lizabeth H. Zlatkus, Vice President    Dated:   November 7, 1996
   Director *                                ----------------------------------


(IHLA/VL I/333-07471)